UniCredit Group

Consolidated Quarterly Report
as at **30 June 2006**



SEC MAIL PROCESSING
RECEIVED
SEP 2006
WASH, D.C.
SECTION



06017056



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Values creating Value

UniCredito Italiano
Italian Joint Stock Company
Registered Office: Genoa, via Dante, 1
General Management: Milan, Piazza Cordusio
Registered in the Genoa Trade and Companies Register (Courts of Genoa)
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 5,218,299,719.50 fully paid in

UniCredit Group


SEC MAIL PROCESSING
RECEIVED
SEP 2 1 2006
WASH, D.C.
213
SECTION


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Consolidated Quarterly Report as at 30 June 2006



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BOARD OF DIRECTORS AND BOARD OF AUDITORS

Board of Directors

Dieter Rampl *	Chairman
Gianfranco Gutty * (first deputy chairman)	Deputy Chairmen
Franco Bellei *	
Fabrizio Palenzona *	
Anthony Wyand * (°)	
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni **	Directors
Manfred Bischoff	
Vincenzo Calandra Buonaura	
Giovanni Desiderio	
Volker Doppelfeld	
Giancarlo Garino	
Francesco Giacomin **	
Piero Gnudi	
Friedrich Kadrnoska **	
Max Dietrich Kley	
Luigi Maramotti	
Diether Münich **	
Carlo Pesenti	
Hans Jürgen Schinzler	
Giovanni Vaccarino	
Paolo Vagnone **	
Nikolaus von Bomhard **	
Marco Fantazzini	Company Secretary

Board of Auditors

Gian Luigi Francardo	Chairman
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

* Member of the Chairman's Committee and of the Executive Committee
** Executive Committee Member
(°) The Board of Directors at its meeting held on 4 August 2006 appointed Mr Anthony Wyand, Director, to the position of Deputy Chairman of the Company in place of Mr Carlo Salvatori who had resigned from the Board.

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GENERAL MANAGEMENT

Management Committee

Alessandro Profumo	Managing Director / CEO
Ranieri de Marchis	Planning, Finance and Administration (CFO) *
Sergio Ermotti	Markets & Investment Banking Division *
Paolo Fiorentino	Global Banking Services Division *
Dario Frigerio	Private Banking and Asset Management Division *
Erich Hampel	Central Eastern Europe (CEE) Division *
Andrea Moneta	Poland Markets Division *
Roberto Nicastro	Retail Division *
Vittorio Ogliengo	Corporate Division *
Johann Berger	Commercial Real Estate Financing Division
Henning Giesecke	Risk Management (CRO)
Franz Herrlein	Chief Integration Officer
Rino Piazzolla	Human Resources Strategy
Wolfgang Sprißler	German Region Strategic Advisory Staff

Other Department Heads

Maurizia Angelo Comneno	Legal, Compliance and Corporate Affairs
Marc Beckers	Corporate Identity
Chiara Burberi	Group Organisation
Elisabetta Magistretti	Internal Audit
Umberto Quilici	Group ICT

Franco Leccacorvi	Chief Accountant

* Position held by Group Deputy General Manager


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CONTENTS

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in **millions of euros**.

Note to the Quarterly Report

This quarterly report, drawn up under IFRS as described in the Note at the end of the Report, has been prepared in accordance with the instructions given in Annex 3D of CONSOB Issuers' Regulations. Press releases relating to the significant facts of the period are available on the UniCredit website, together with the presentation made to the market on the results of Q2 2006.

The changes that have occurred in the Group's scope of consolidation since the end of the 2005 accounting year are principally due to the wider scope of HVB Group consolidation through the absorption of 68 companies, most of which already included in March 2006. In Q1 2006, the 38 companies of the Immobilien Group, HVB Bank Latvia, Joint Stock Commercial Bank HVB Ukraine, certain companies of the Central Eastern Europe Division of Bank Austria Creditanstalt (BA-CA) including Nova Banijalucka Banka, CAIB International Markets and BPH Investment Fund Company, as well as some smaller companies - a total of 48 companies overall - were fully consolidated. The 20 companies consolidated in the HVB Group during Q2 include HVB Capital Partners AG and 19 subsidiaries of BA-CA, 17 of which make up the real estate sub-group "Universale International Realitäten GmbH". Additionally, between March and June 2006, Koçbank increased its stake in Yapi Kredi Bankasi Group, in which it has had a majority shareholding since Q3 2005, from 57.4% to 67.31%.

The financial situation at 30 June 2006 includes Banque Monégasque de Gestion among non-current assets and disposal groups held for sale, in addition to Uniriscossioni and 2S Banca, already so designated in March 2006. For these equity investments, in the process of being sold off, all the conditions prescribed by IFRS 5 are satisfied, viz.:

- the asset is available for immediate sale in its present condition;
- the sale is highly probable;
- completion of the sale is expected to take place within one year.

The equity investments included among non-current assets and disposal groups held for sale at 31 December 2005 were all sold off during the course of the first six months (the four Casse di Risparmio [Italian savings banks] during the first quarter and HVB Splitska banka on 30 June 2006).

Our Q1 2006 report included a restated pro-forma profit and loss account for Q1 2005, prepared as if the business combination with the HVB Group had taken place on 1 January 2005. This profit and loss account was then adjusted, while neutralising the effects of restating on net profit attributable to the Group, to take account both of the results of the Yapi Kredi Bankasi Group prior to the acquisition, with extraordinary items removed, and of the effects on profit and loss of the recognition of certain subsidiaries among assets held for sale. Following the increase of Koçbank's stake in Yapi Kredi Bankasi between March and June 2006 (given that Koçbank and its subsidiaries are consolidated line-by-line in the profit and loss account using the proportionate method), the restated accounts drawn up in March have been updated to reflect the new stake in Yapi Kredi Bankasi, in order to maintain comparability. The Q1 2005 HVB Group profit and loss account, on the other hand, has not been restated to take account of the changes which have taken place in its scope of consolidation. The effects of these changes, along with exchange differences arising from conversion of subsidiaries' profit and loss, are also specified in the notes to the profit and loss accounts.

Finally, the approach adopted in Q1 to the presentation of results by business sector has been maintained, with the distinction between the UniCredit Group prior to the business combination with HVB, and the HVB Group itself, for which details relating to the BA-CA Group are also provided. The results for previous-scope UniCredit are, however, detailed and annotated on the basis of the scope of the previous Divisions, with a further analysis of the former Corporate and Investment Banking Division between its two components. Previous periods have been restated to take account both of this greater detail and of the effects of the corporate reorganisation of UniCredit Banca Mediocredito and the formation of 2S Banca.

Main Group Figures

(€ million)

PROFIT AND LOSS AND PROFITABILITY RATIOS	H1		
	2006	2005 PROFORMA	CHANGE
Total revenues	11,939	10,321	+ 15.7%
Operating costs	6,529	6,249	+ 4.5%
Operating profit	5,410	4,072	+ 32.9%
Profit before tax	4,729	3,257	+ 45.2%
Net Profit attributable to the Group	**3,043**	**2,052**	**+ 48.3%**
ROE [1]	17.3%	11.9%	+ 5.4
Cost/income ratio	54.7%	60.5%	- 5.8

(€ million)

BALANCE SHEET	AMOUNTS AS AT		
	30.06.2006	31.12.2005	CHANGE
Total assets	803,792	787,000	+ 2.1%
Loans and receivables with customers	430,148	426,553	+ 0.8%
Deposits from customers and debt securities in issue	474,564	462,248	+ 2.7%
Shareholders' equity	**34,771**	**35,203**	**- 1.2%**

CAPITAL RATIOS (%)	AS AT		
	30.06.2006 [2]	31.12.2005	CHANGE
Tier 1/Total risk-weighted assets	5.94%	5.53%	+ 0.41
Total regulatory capital/Total risk-weighted assets	10.25%	10.34%	- 0.09

STAFF AND BRANCHES	AS AT		
	30.06.2006	31.12.2005	CHANGE
Employees [3]	134,870	134,799	+ 71
Branches [4]	7,336	7,184	+ 152

RATINGS	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	STABLE
Moody's Investors Service	P-1	A1	STABLE
Standard & Poor's	A-1	A+	NEGATIVE

1. Calculated on the basis of the average shareholders' equity for the period (excluding reserves in respect of AfS assets and dividends to be distributed and including the profit for the period on an annual basis).
2. Estimated data.
3. "Full time equivalent". Koç Group is consolidated proportionally. HVB Group figures as at 31 December have been adjusted to reflect H1 2006 changes in the scope of consolidation. The increase is attributable to the presence of approximately 800 seasonal employees in the holiday sector. Excluding seasonal employees, there was a reduction of 714 resources.
4. Koç Group, which is consolidated proportionally, is considered at 100%.

Reclassified Accounts

(€ million)

CONSOLIDATED BALANCE SHEET

	AMOUNTS AS AT			CHANGE OVER	
	30.06.2006	**31.03.2006**	**31.12.2005**	**31.03.2006**	**31.12.2005**
Assets					
Cash and cash balances	3,264	2,981	3,459	+ 9.5%	- 5.6%
Financial assets held for trading	174,574	163,729	172,287	+ 6.6%	+ 1.3%
Loans and receivables with banks	85,079	92,387	76,099	- 7.9%	+ 11.8%
Loans and receivables with customers	430,148	424,310	426,553	+ 1.4%	+ 0.8%
Financial investments	66,447	67,582	65,796	- 1.7%	+ 1.0%
Hedging instruments	3,431	4,186	4,919	- 18.0%	- 30.3%
Property, plant and equipment	8,777	8,744	7,973	+ 0.4%	+ 10.1%
Goodwill	8,840	9,172	9,202	- 3.6%	- 3.9%
Other intangible assets	2,572	2,568	2,633	+ 0.2%	- 2.3%
Tax assets	6,286	6,361	6,592	- 1.2%	- 4.6%
Non-current assets and disposal groups classified as held for sale	6,053	7,124	3,309	- 15.0%	+ 82.9%
Other assets	8,321	7,721	8,178	+ 7.8%	+ 1.7%
Total assets	**803,792**	**796,865**	**787,000**	**+ 0.9%**	**+ 2.1%**
Liabilities and shareholders' equity					
Deposits from banks	135,802	143,054	141,682	- 5.1%	- 4.2%
Deposits from customers and debt securities in issue	474,564	467,743	462,248	+ 1.5%	+ 2.7%
Financial liabilities held for trading	115,941	104,922	107,094	+ 10.5%	+ 8.3%
Financial liabilities designated at fair value	1,401	1,358	1,129	+ 3.2%	+ 24.1%
Hedging instruments	3,556	3,325	4,498	+ 6.9%	- 20.9%
Provisions for risks and charges	7,286	7,315	6,607	- 0.4%	+ 10.3%
Tax liabilities	5,125	6,055	5,925	- 15.4%	- 13.5%
Liabilities included in disposal groups classified as held for sale	4,346	5,511	1,887	- 21.1%	+ 130.3%
Other liabilities	16,888	16,655	16,824	+ 1.4%	+ 0.4%
Minorities	4,112	4,387	3,903	- 6.3%	+ 5.4%
Shareholders' equity	34,771	36,540	35,203	- 4.8%	- 1.2%
- Capital and reserves	*30,625*	*33,301*	*31,106*	*- 8.0%*	*- 1.5%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*1,103*	*1,882*	*1,627*	*- 41.4%*	*- 32.2%*
- Net profit	*3,043*	*1,357*	*2,470*	*+ 124.2%*	*+ 23.2%*
Total liabilities and shareholders' equity	**803,792**	**796,865**	**787,000**	**+ 0.9%**	**+ 2.1%**

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	H1		CHANGE		H1
	2006	2005 PROFORMA	P&L	PERCENT	2005
Net interest	5,872	5,528	+ 344	+ 6.2%	2,586
Dividends and other income from equity investments	375	371	+ 4	+ 1.1%	158
Net interest income	**6,247**	**5,899**	**+ 348**	**+ 5.9%**	**2,744**
Net fees and commissions	4,242	3,568	+ 674	+ 18.9%	2,097
Net trading, hedging and fair value income	1,257	834	+ 423	+ 50.7%	519
Net other expenses/income	193	20	+ 173	n.s.	76
Net non-interest income	**5,692**	**4,422**	**+ 1,270**	**+ 28.7%**	**2,692**
TOTAL REVENUES	**11,939**	**10,321**	**+ 1,618**	**+ 15.7%**	**5,436**
Payroll costs	-3,898	-3,608	- 290	+ 8.0%	-1,809
Other administrative expenses	-2,180	-2,136	- 44	+ 2.1%	-1,013
Recovery of expenses	121	116	+ 5	+ 4.3%	115
Amortisation, depreciation and impairment losses on intangible and tangible assets	-572	-621	+ 49	- 7.9%	-217
Operating costs	**-6,529**	**-6,249**	**- 280**	**+ 4.5%**	**-2,924**
OPERATING PROFIT	**5,410**	**4,072**	**+ 1,338**	**+ 32.9%**	**2,512**
Provisions for risks and charges	-143	-75	- 68	+ 90.7%	-76
Integration costs	-52	-	- 52	-	-
Net write-downs of loans and provisions for guarantees and commitments	-1,112	-1,089	- 23	+ 2.1%	-421
Net income from investments	626	349	+ 277	+ 79.4%	230
PROFIT BEFORE TAX	**4,729**	**3,257**	**+ 1,472**	**+ 45.2%**	**2,245**
Income tax for the period	-1,310	-975	- 335	+ 34.4%	-707
NET PROFIT	**3,419**	**2,282**	**+ 1,137**	**+ 49.8%**	**1,538**
Profit (Loss) from non-current assets held for sale, after tax	39	6	+ 33	n.s.	-
PROFIT (LOSS) FOR THE PERIOD	**3,458**	**2,288**	**+ 1,170**	**+ 51.1%**	**1,538**
Minorities	-415	-236	- 179	+ 75.8%	-96
NET PROFIT ATTRIBUTABLE TO THE GROUP	**3,043**	**2,052**	**+ 991**	**+ 48.3%**	**1,442**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income. Information on the methods applied to restate pro-forma data is provided in the introductory Note to the Quarterly Report.

Profit and Loss Account – Quarterly Figures

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	2006		2005 PROFORMA			
	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	2,927	2,945	2,833	2,858	2,791	2,737
Dividends and other income from equity investments	268	107	259	128	286	85
Net interest income	**3,195**	**3,052**	**3,092**	**2,986**	**3,077**	**2,822**
Net fees and commissions	2,109	2,133	1,959	1,908	1,809	1,759
Net trading, hedging and fair value income	564	693	264	432	230	604
Net other expenses/income	101	92	-213	39	17	3
Net non-interest income	**2,774**	**2,918**	**2,010**	**2,379**	**2,056**	**2,366**
TOTAL REVENUES	**5,969**	**5,970**	**5,102**	**5,365**	**5,133**	**5,188**
Payroll costs	-1,948	-1,950	-2,010	-1,834	-1,804	-1,804
Other administrative expenses	-1,057	-1,123	-1,068	-1,109	-1,093	-1,043
Recovery of expenses	66	55	60	60	62	54
Amortisation, depreciation and impairment losses on intangible and tangible assets	-285	-287	-337	-301	-309	-312
Operating costs	**-3,224**	**-3,305**	**-3,355**	**-3,184**	**-3,144**	**-3,105**
OPERATING PROFIT	**2,745**	**2,665**	**1,747**	**2,181**	**1,989**	**2,083**
Provisions for risks and charges	-79	-64	-139	-38	-4	-71
Integration costs	-52	-	-520	-60	-	-
Net write-downs of loans and provisions for guarantees and commitments	-549	-563	-683	-511	-578	-511
Net income from investments	449	177	228	107	66	283
PROFIT BEFORE TAX	**2,514**	**2,215**	**633**	**1,679**	**1,473**	**1,784**
Income tax for the period	-613	-697	-241	-485	-445	-530
NET PROFIT	**1,901**	**1,518**	**392**	**1,194**	**1,028**	**1,254**
Profit (Loss) from non-current assets held for sale, after tax	16	23	25	38	5	1
PROFIT (LOSS) FOR THE PERIOD	**1,917**	**1,541**	**417**	**1,232**	**1,033**	**1,255**
Minorities	-231	-184	-129	-189	-109	-127
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,686**	**1,357**	**288**	**1,043**	**924**	**1,128**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income. Q1 2006 HVB Group temporary staff costs (€14 million), formerly included in Other administrative expenses, have been reclassified into Payroll costs. Information on the methods applied to restate data of previous periods is provided in the introductory Note to the Quarterly Report.

Profit and Loss by Sub-Group

(€ million)

MAIN PROFIT FIGURES	PRE-COMBINATION UNICREDIT GROUP	HVB GROUP	*OF WHICH: BA-CA GROUP*	CONSOLIDATION ADJUSTMENTS [1]	CONSOLIDATED GROUP TOTAL
Net interest income					
First half 2006	**3,089**	**3,123**	**1,299**	**35**	**6,247**
First half 2005 proforma	*2,843*	*3,021*	*1,256*	*35*	***5,899***
Net non-interest income					
First half 2006	**2,950**	**2,743**	**1,153**	**-1**	**5,692**
First half 2005 proforma	*2,691*	*1,731*	*794*	-	***4,422***
TOTAL REVENUES					
First half 2006	**6,039**	**5,866**	**2,452**	**34**	**11,939**
First half 2005 proforma	*5,534*	*4,752*	*2,050*	*35*	***10,321***
Operating costs					
First half 2006	**-3,150**	**-3,343**	**-1,402**	**-36**	**-6,529**
First half 2005 proforma	*-2,974*	*-3,238*	*-1,284*	*-37*	***-6,249***
OPERATING PROFIT					
First half 2006	**2,889**	**2,523**	**1,050**	**-2**	**5,410**
First half 2005 proforma	*2,560*	*1,514*	*766*	*-2*	***4,072***
Adjustments, provisions and net income from investments					
First half 2006	**-463**	**154**	**505**	**-372**	**-681**
First half 2005 proforma	*-272*	*-543*	*-161*	-	***-815***
Income tax for the period					
First half 2006	**-806**	**-507**	**-164**	**3**	**-1,310**
First half 2005 proforma	*-707*	*-267*	*-116*	*-1*	***-975***
NET PROFIT					
First half 2006	**1,620**	**2,170**	**1,391**	**-371**	**3,419**
First half 2005 proforma	*1,581*	*704*	*489*	*-3*	***2,282***
Cost/income ratio (%)					
First half 2006	**52.2**	**57.0**	**57.2**	**n.s.**	**54.7**
First half 2005 proforma	*53.7*	*68.1*	*62.6*	*n.s.*	***60.5***

1. This column includes the effects associated with "Purchase Price Allocation".



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EXPLANATORY NOTES
AND DIRECTORS' REMARKS

ECONOMIC SCENARIO

The first six months of 2006 were characterised by some continuing factors and some positive new developments: the continuing factors were the solidity of the buoyant phase of the world economy, the associated continuing trend of rising interest rates on the part of many central banks, and also (and this is obviously less positive) the upward trend of raw material prices, particularly oil, fuelled both by strong demand and certain political factors. The positive new developments concerned the Eurozone economy, which appears to have entered quite decisively into a phase of acceleration not based exclusively on external demand and thus joins the expansive phase of the world economy. The US is reaffirming its role on the global economic stage: in the first quarter of 2006, US GDP grew at an annualised rate of 5.6% over the previous quarter, with strong contributions from investment and private consumption, and this growth appears to have been further consolidated in the second quarter, despite a slight slackening in its pace. The mentioned upward trend in raw material prices was seen in new increases in the oil price, which rose above $70 a barrel in April and again in June. The US rate of inflation consequently accelerated, rising to a year-on-year rate of 4.2%; core inflation (excluding energy) was 2.4% year on year. In its meeting at the end of June, the Fed increased interest rates once again, to 5.25% (from 4.25% at the start of the year). The ten-year benchmark rate rose from 4.4% at the end of 2005 to 5.10% in June. The signals from Japan remain positive: the country appears to have consolidated its economic recovery, with a definitive exit from its long deflationary phase (fall in consumer prices).

In the Eurozone, too, the recovery continued to show signs of further strengthening. In the first quarter of 2006, European GDP increased by 0.6% compared with the fourth quarter of 2005, doubling the growth recorded in Q3 2005 (0.3%), with a significant contribution from both investment and private consumption. In addition, the confidence indices of Eurozone manufacturing and service companies continued to rise, with particularly strong rises for German and Italian companies. In June, the IFO index of German business confidence reached its highest level since February 1991, while the Italian ISAE business confidence index has risen for 13 consecutive months and in June reached its highest level since December 2000. Manufacturing production from January to May grew by a yoy rate of 4.8% in Germany, 2% in Italy and around 1% in France. Despite significant recent emphasis on trade with Eastern Europe, the Austrian economy can only benefit from the current acceleration in the German manufacturing sector: business confidence has risen markedly, bolstered also by industrial production data, which from January to April grew at a rate of 7.1% year on year. Economic expansion in the Eurozone as a whole and in individual countries was also supported by a recovery in private consumption, in line with the steady rise in consumer confidence, which, while lagging some months behind the rise in business confidence, seems to be driving the general trend.

As a consequence of the increases in oil prices, inflation also rose in the Eurozone to a yoy rate of 2.5% in June. However, core inflation remains at a moderate level, only slightly higher than at the start of the year (1.5% yoy), with no worrying signs of inflationary pressures. Despite this fact, the European Central Bank warned of risks of rising inflation, associated in the medium term with the acceleration seen in the money supply over the last few months, as well as in private sector

borrowing, against a background trend of strengthening economic growth. It is therefore in this context that we must view the two rate increases made in March and June, which took the reference interest rates to 2.75%. The ten-year benchmark rate also rose, from 3.3% at the end of 2005 to 4.1% at the end of June.

During the first six months of 2006, economic performance in the countries of New Europe was fairly steady, despite a period of severe turbulence in the financial markets and the volatility of exchange rates caused by the sell-off of emerging economy risk on the part of international investors. Private consumption and investment, accelerating in some countries, represented the main driver for economic growth virtually everywhere, while exports played an important role in Poland, the Czech Republic and Croatia.

Inflationary pressures began to emerge almost everywhere over the last few months, with the sole exception of the Czech Republic and Poland, but even for those countries expectations of future inflation were revised upwards. This trend, together with the increased volatility of exchange rates, prompted many central banks in the region to adopt a more restrictive posture.

In Poland in particular, the Monetary Policy Council has kept rates unchanged at recent meetings, having cut them by a total of 50bp between January and February. This decision was prompted by the uncertain political situation, as well as stronger than anticipated economic growth and expectations of higher future inflation. A prudent "wait and see" attitude was also adopted by the Czech central bank, while inflationary risks were chiefly responsible for the 50bp rate increase applied by the Slovakian central bank in June, following on from a similar rise at the end of February.

In Turkey, on the other hand, there was a clear change in monetary policy. After the premature rate cut of 25bp in April, the strong rise in inflation - not in line with the quarterly target set by the central bank - and the sharp depreciation of the Turkish lira led to the decision by the central bank, at two separate meetings in June, to apply a total rate increase of 400bp.
In Croatia, monetary policy did not succeed in curbing the growth of bank lending and foreign debt, both of which remained at high levels, while in Romania the rate rise in June helped to support the domestic currency in a period of high volatility.

BANKING AND FINANCIAL MARKETS

Lending continued to grow during the first six months of 2006 in all the principal Eurozone countries, including Germany. Banks' interest rates paused in their downward trend, although the impact on the lending/deposit rate spread was more evident in Italy than in Germany and Austria.

Growth in lending accelerated during the first six months of 2006 in all three of the countries considered. In Italy, total loans rose by 9.9% year on year in May (as against 8.8% yoy in December 2005), while in Austria the increase was 6.4% yoy (4.9% yoy in December '05). The situation for the German credit market continues to be much weaker in comparison, partly for structural reasons,

but in spite of this the recovery is also evident in Germany: total lending began to rise in 2006 (by approximately 1% yoy) after some three years of decline (it was down by 0.4% yoy in December '05). The growing demand for finance in the three countries was supported mainly by the corporate sector, which is benefiting from the consolidation of the current economic upturn. Demand for credit on the part of households, on the other hand, appears to be slowing somewhat, although its rate of growth remains higher than for businesses both in Italy (over 10%) and in Germany (around 2%), while it is declining slightly in Austria. There is also confirmation of a relative recovery of short-term loans, largely related to the production cycle, which is now set steadily on a path of positive growth, with signs of increase which in Austria over the last few months have even exceeded those for long-term loans.

Direct deposits also continue to enjoy decidedly high levels of buoyancy, chiefly concentrated on short-term deposits. In particular, in Austria and Germany in this phase of new market rate rises, private individuals' funds are being transferred from current accounts with very low interest rates to time deposits with maturities of up to 2 years offering a yield close to market rates. In Austria, time deposits rose in May by 14.4% yoy (as against 9.1% in December '05), while growth in current accounts slowed to 10% (as against 12.2% in December 2005); in Germany over the same period, time deposits rose by 5.9% yoy (1.5% in December '05), while sight deposits saw an increase of 8.6% (10.8% in December '05). In Italy, the prevalent form of bank deposits is current accounts, up by 8.4% yoy in May (based on data from the Italian Banking Association - ABI), while there is also confirmation of steady growth in bonds issued by banks, up by 9.7% in May (10.3% in December).

During the second quarter, the financial markets almost cancelled the gains made in the first three months of the year. Over the first six months of 2006 the Morgan Stanley Capital Index Europe rose by 3.1% compared with December '05, while the Austrian stock market index (ATX) rose over the same period by 2.1%, the German index (DAX 30) by 5.1% and the Italian index (S&P Mib) by 2.1%. Similarly, the investment funds market, after an excellent start to the year, steadily lost momentum during the second quarter, with a more marked decline in Italy than in Austria and Germany: in Italy the stock of funds at the end of H1 2006 was 2.2% lower than at the start of the year (relative to January levels, since comparison with 2005 is not possible owing to the change in the Assogestioni recording procedure), while it is still on slightly firmer ground in Austria (up by 1.8% over December 2005) and Germany (up by 1.2%).

Group Results

In Q2 2006 the Group confirmed the excellent results achieved in Q1 in terms of operating profit and net profit: H1 2006 Group net profit was €3,043 million, an increase of 48.3% (43.6% excluding the exchange rate effect and on a comparable basis) over H1 2005. This result only partially benefited from the higher capital gains generated from the sale of equity investments, including €367 million from the sale of HVB Splitska banka (contribution to net profit: €332 million). Operating profit was €5,410 million – an increase of 32.9% (28.2% at constant exchange rates and on a comparable basis) over pro-forma H1 2005.

The HVB Group contributed very positively to the progress of Group results with net profit of €1,706 million (before consolidation adjustments), nearly triple the level reported for H1 2005, and operating profit of €2,523 million (up by 66.6%). This performance was primarily attributable to the sharp increase in net fees and commissions and net trading income, although the latter grew more slowly than the exceptional results seen in Q1.

Annualised ROE was 17.3%, as against 11.9% calculated for H1 2005 and 11.5% pro-forma for the full year 2005 (net of restructuring expenses). Excluding the gain on disposal of HVB Splitska banka, ROE was 15.5%.

OPERATING PROFIT

In Q2 2006 operating profit was about 3% higher than in Q1 (€2,745 million compared to €2,665 million for Q1) thanks to the stability of total revenues (about €5,970 million) and a reduction in operating costs (€3,224 million compared to €3,305 million for Q1) resulting in an increase of 38% over Q2 2005. This sharp increase, which amounted to an increase of 34.4% excluding exchange rate effects[1] and changes in the HVB Group's scope of consolidation, was once more due to robust growth in total revenues. Thus, as noted earlier, operating profit reached a level of €5,410 million representing a 32.9% increase over H1 2005 (up by 28.2% at constant exchange rates and on a comparable basis).

Total revenues stood at €11,939 million at the end of June and continued at growth rates of 15-16% on an annual basis (of which almost 4% was attributable to exchange rate effects and changes in the scope of consolidation) due to an increase in net interest income (€6,247 million, up by 5.9% and by 3.2% at constant exchange rates and on a comparable basis respectively) and non-interest income (€5,692 million, up by 28.7% and by 23.3% excluding exchange rate effects and on a comparable basis). This performance was again driven by the positive progress in lending activity and investment management and was also due to an increase in profits from trading. Revenue remained largely stable between Q1 and Q2 due to an increase in dividends and other income from equity investments included in net interest income, which offset a reduction in net trading income, affected by seasonal factors and unfavourable results in financial markets.

1. During the half year both the dollar and the zloty, the currency in which the balance sheet and profit and loss account figures of the Pekao and BPH Groups are denominated, depreciated against the euro by 7.2% and 4.8% respectively. On the other hand both currencies appreciated against the euro between the average for H1 2006 and the average for H1 2005, by 4.5% and 4.9% respectively.

(€ million)

OPERATING PROFIT	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
Net interest income	6,247	5,899	+ 5.9%	+ 3.2%	3,195	3,052	3,077	+ 3.8%	+ 1.9%
Net non-interest income	5,692	4,422	+ 28.7%	+ 23.3%	2,774	2,918	2,056	+ 34.9%	+ 29.7%
Total revenues	**11,939**	**10,321**	**+ 15.7%**	**+ 11.8%**	**5,969**	**5,970**	**5,133**	**+ 16.3%**	**+ 13.0%**
Operating costs	-6,529	-6,249	+ 4.5%	+ 1.0%	-3,224	-3,305	-3,144	+ 2.5%	- 0.5%
Operating Profit	**5,410**	**4,072**	**+ 32.9%**	**+ 28.2%**	**2,745**	**2,665**	**1,989**	**+ 38.0%**	**+ 34.4%**
Cost/income	**54.7%**	**60.5%**			**54.0%**	**55.4%**	**61.3%**		

1. Adjusted for first-time consolidation effects and exchange differences.

The increase in total revenues was only partly neutralised by a 4.5% increase in operating costs, which was only 1% at constant exchange rates and on a comparable basis, due in part to business growth and an increase in variable components. Thus, the cost/income ratio fell to 54.7% in H1 2006 from 60.5% in H1 2005.

Both the UniCredit Group ('pre-combination') and the HVB Group contributed positively to the rise in operating profit. Thanks to a marked improvement in the latter, the contribution of the two components to operating profit, as well as to total revenues and cost, was more balanced.

(€ million)

OPERATING PROFIT	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	2,889	2.560	+ 12.9%	+ 12.1%	1,551	1,338	1,315	+ 17.9%	+ 17.6%
HVB Group	2,523	1.514	+ 66.6%	+ 55.5%	1,195	1,328	675	+ 77.0%	+ 67.1%
of which: BA-CA Group	*1,050*	*766*	*+ 37.1%*	*+ 32.8%*	*528*	*522*	*415*	*+ 27.2%*	*+ 23.2%*
Consolidation adjustments	-2	-2	-	-	-1	-1	-1	-	-
Total	**5,410**	**4.072**	**+ 32.9%**	**+ 28.2%**	**2,745**	**2,665**	**1,989**	**+ 38.0%**	**+ 34.4%**

1. Adjusted for first-time consolidation effects and exchange differences.

The operating profit of the UniCredit Group 'pre-combination' rose substantially in Q2, both over Q1 by 17.9%, due to an improvement in all revenue and cost components, and over Q2 2005, by 17.6% at constant exchange rates. Thus, operating profit for H1 2006 stood at €2,889 million, a 12.9% increase (12.1% at constant exchange rates) over H1 2005, which was driven by continual growth in net interest income and a sharp rise in fee income. The Divisions that made an especially positive contribution to these results were Private Banking and Asset Management (up by 42.8%), Retail (up by 21.4%) and New Europe (up by 12.1% and by 9.1% at constant exchange rates).

Although over two-thirds higher than Q2 2005, operating profit for the HVB Group for Q2 2006 slowed down from Q1; this was solely due to the reduction in trading profits from the exceptional levels achieved in Q1. At the end of H1 2006 the operating profit of the HVB Group totalled €2,523 million representing an increase of 66.6% (55.5% at constant exchange rates and on a comparable basis) over H1 2005. This too was due to a sharp rise in fee income and to a positive performance overall of financial markets business, which resulted in a marked increase in trading profits. The contribution of the BA-CA Group was also especially positive. It achieved operating profit of €1,050 million, an increase of 37.1% (32.8% at constant exchange rates and on a comparable basis) over H1 2005, also benefiting from a strong increase in trading profits as well as vigorous growth in business in the Central Eastern Europe Division.

Below we analyse the dynamics of the principal items of operating profit, briefly illustrating Group performance in its two component parts, 'pre-combination' UniCredit and the HVB Group. Comments on the results of individual business areas appear in the section on the operations and results of the Divisions.

NET INTEREST INCOME

The Q2 2006 performance of net interest income, which also benefited from the positive seasonality of dividends and other income from equity investments (€268 million excluding trading dividends, compared to €107 million in Q1 2006 and €286 million in Q2 2005), was on an upward trend over both Q1 and H1 2005, growing by 5.1% and by 1.9% respectively, on a comparable basis. The final figures for H1 2006 were €6,247 million representing a 5.9% increase (3.2% at constant exchange rates and on a comparable basis) over H1 2005, including dividends and other income on equity investments of €375 million, which was in line with H1 2005. Net interest income was on a positive trend for both the UniCredit Group 'pre-combination' (up by 8.7%), for which dividends were lower than the previous year, and for the HVB Group (up by 3.4%). The latter was the result of higher dividends from private equity business than in the previous year.

If only the interest component is considered, net interest income remained at nearly the same level as Q1 with an increase of about 5% yoy. This brought about an H1 2006 increase of 6.2% (3.4% at constant exchange rates and on a comparable basis) over H1 2005.

(€ million)

NET INTEREST	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	2,957	2,701	+ 9.5%	+ 8.9%	1,493	1,464	1,349	+ 10.7%	+ 10.6%
HVB Group	2,880	2,792	+ 3.2%	- 1.8%	1,416	1,464	1,424	- 0.6%	- 4.4%
of which: BA-CA Group	*1,202*	*1,130*	*+ 6.4%*	*+ 1.1%*	*603*	*599*	*576*	*+ 4.7%*	*- 0.5%*
Consolidation adjustments	35	35	-	-	18	17	18	-	-
Total	**5,872**	**5,528**	**+ 6.2%**	**+ 3.4%**	**2,927**	**2,945**	**2,791**	**+ 4.9%**	**+ 2.8%**

1. Adjusted for first-time consolidation effects and exchange differences.

The 'pre-combination' UniCredit Group's net interest rose at the same rate as that seen since the end of 2003 and was largely driven by an increase in volume despite conflicting signals on spreads, which showed improvements on deposits in particular. It was mainly the Retail Division (up by 11.7%) that contributed to the annualised H1 2006 increase of 9.5% (8.9% at constant exchange rates), accounting for about half of the increase, but the trend was positive in all Divisions (Corporate up by 7.2%; New Europe up by 5.9% at historic exchange rates and 3.3% at constant exchange rates). Growth of the HVB Group was largely attributable to expansion in the scope of consolidation. Excluding changes in the perimeter of consolidation and the exchange rate effect, net interest for H1 2006 remained just under the level of the corresponding period of the previous year (down by 1.8%) thanks to growth in the CEE countries, which all posted an increase over the corresponding period of the previous year and partly offset the impact of the strategic reduction in HVB business volume.

The strategic reduction in loans made by the HVB Group in the Real Estate segment and further reduction following the continuing acceleration of a risk-based pricing policy in Germany caused a slowing of the growth rate of consolidated customer loans compared both to end-December 2005 (up by 0.8%) and to end-June 2005 (up by 1.5%). Following the slowdown in Q1, growth in the UniCredit Group 'pre-combination' accelerated, especially in the Corporate and New Europe Divisions, which posted increases in the region of 5% for H1 2006 (up by 4.9% over end-December and by 11% over end-June 2005). This positive performance was driven by the three most important Divisions in lending, which recorded significant increases over end-December and over end-June 2005, respectively 7.1% and 14.1% for Retail, 12.6% and 25.1% at constant exchange rates for New Europe and 5.2% and 7.4% for Corporate. As for loan products, also in the first half of 2006 both mortgages and leases maintained a good growth rate. The BA-CA Group also reported a positive performance with an increase of 2.9% over the end of the previous period. Whilst very positive (up by 3.4%), the comparison with end-June 2005 was negatively affected by the inclusion of HVB Splitska banka loans, which were classified amongst assets held for sale only from end-December 2005.

(€ million)

LOANS TO CUSTOMERS AND DEPOSITS FROM CUSTOMERS

	AMOUNTS AS AT				CHANGE OVER	
	30.06.2006	31.03.2006	31.12.2005	30.06.2005	31.12.2005	30.06.2005
Loans to customers	**430,148**	**424,310**	**426,553**	**423,584**	**+ 0.8%**	**+ 1.5%**
UniCredit excluding HVB Group	168,357	161,597	160,487	151,723	+ 4.9%	+ 11.0%
HVB Group	258,321	259,095	262,300	268,096	- 1.5%	- 3.6%
of which: BA-CA Group	*88,870*	*86,774*	*86,404*	*85,958*	*+ 2.9%*	*+ 3.4%*
Consolidation adjustments	3,470	3,618	3,766	3,765		
Deposits from customers and debt securities in issue	**474,564**	**467,743**	**462,248**	**456,550**	**+ 2.7%**	**+ 3.9%**
UniCredit excluding HVB Group	187,020	180,180	178,142	170,732	+ 5.0%	+ 9.5%
HVB Group	284,850	284,866	280,886	282,138	+ 1.4%	+ 1.0%
of which: BA-CA Group	*96,715*	*92,560*	*89,965*	*86,071*	*+ 7.5%*	*+ 12.4%*
Consolidation adjustments	2,694	2,697	3,220	3,680		

Direct deposits totalled €474.6 billion, an increase of 2.7% over end-December and of 3.9% over end-June 2005; the trend in UniCredit 'pre-combination' and HVB Group was in line with that of lending. In H1 2006 customer deposits were up by 2.4% and debt securities in issue grew by 3% over end-December 2005, while the increase over end-June 2005 was concentrated in customer deposits, which grew by 7.2% yoy.

NET FEES AND COMMISSIONS

For Q2, net fees and commissions also remained at the high levels of Q1 with a 16.6% increase over the corresponding period of 2005 (up by 13.6% at constant exchange rates and on an equivalent basis). Thus, final figures for H1 2006 totalled €4,242 million with significant growth over H1 2005 (up by 18.9%), of which €2,363 million referred to the UniCredit Group not including HVB (up by 14.4%) and €1,880 million related to the HVB Group (up by 25.2%). The increase was especially noticeable even at constant exchange rates and on an equivalent basis (up by 15.9%).

(€ million)

NET FEES AND COMMISSIONS

	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	2,363	2,066	+ 14.4%	+ 13.4%	1,193	1,170	1,054	+ 13.2%	+ 12.8%
HVB Group	1,880	1,502	+ 25.2%	+ 19.5%	917	963	754	+ 21.6%	+ 15.1%
of which: BA-CA Group	*870*	*667*	*+ 30.4%*	*+ 20.6%*	*455*	*415*	*335*	*+ 35.8%*	*+ 23.0%*
Consolidation adjustments	-1	-	-	-	-1	-	1	-	-
Total	**4,242**	**3,568**	**+ 18.9%**	**+ 15.9%**	**2,109**	**2,133**	**1,809**	**+ 16.6%**	**+ 13.6%**

1. Adjusted for first-time consolidation effects and exchange differences.

Within net fees and commissions of the Group, fees for management and administration services accounted for €2,184 million, a steep increase compared to H1 2005 (up by 27.9%).

(€ million)

NET FEES AND COMMISSIONS

	H1		CHANGE	
	2006	2005	AMOUNT	PERCENT
Asset management, custody and administration:	2,184	1,708	+ 476	+ 27.9%
securities dealing and placement	*342*	*281*	*+ 61*	*+ 21.7%*
segregated accounts	*122*	*42*	*+ 80*	*+ 190.5%*
management of collective investment funds	*1,162*	*905*	*+ 257*	*+ 28.4%*
insurance products	*278*	*236*	*+ 42*	*+ 17.8%*
other securities	*280*	*244*	*+ 36*	*+ 14.8%*
Current accounts, loans and guarantees	919	888	+ 31	+ 3.5%
Collection and payment services	659	539	+ 120	+ 22.3%
Forex dealing	286	241	+ 45	+ 18.7%
Other services	194	192	+ 2	+ 1.0%
Total net fees and commissions	**4,242**	**3,568**	**+ 674**	**+ 18.9%**

All components of commissions for asset management and administration services rose, especially commissions from investment funds (€1,162 million, up 28.4%) tied to the increase in deposits and assets under management in the principal markets (Italy, Germany and Austria), commissions on segregated accounts (€122 million, up 190%), sustained by the launch of two highly customised lines in UniCredit, and commissions for the placement of insurance products (up 17.8%), which were also higher in "pre-combination" UniCredit.

Commissions on trades, placements and other securities services, totalling €622 million (up 18.5% over H1 2005), were instead especially supported by the activity of the Group HVB.

Commissions from other business sectors also grew by 10.6%, totalling €2,058 million. In particular, this item includes a marked increase in fees for collection and payment services (up 22.3%), in both "pre-combination" UniCredit and the HVB Group, and those related to currency trading (up 18.7%), in particular thanks to foreign exchange trading in HVB (up 22.3%).

Assets under the management of the Group's Asset Management companies totalled €236 billion, a 5.6% increase over the end of 2005 due in part to the acquisition of Vanderbilt in the US (over €10 billion). More specifically, Pioneer reported growth of 7.4% for the half year, with a marked increase in the International and US Divisions (up by 34% and 29.6% respectively), while the increase for the HVB Group was 1%.

OTHER COMPONENTS OF TOTAL REVENUES

Net profits from trading, hedging and fair value totalled €1,257 million at end-June 2006, an increase of 50.7% (43.2% at constant exchange rates and on a comparable basis) over H1 2005, due to the exceptional results achieved by the HVB Group, which more than compensated for the decline reported by UniCredit 'pre-combination'. The reduction between Q1 and Q2 was largely due to less favourable performance in financial markets, which in Q1 made it possible for the HVB Group to achieve exceptional results, in addition to seasonal factors connected with greater customer demand in the first quarter of each year. In fact, the results for Q2 were more than twice those of Q2 2005 during which, however, the HVB Group had reported significant losses related to the poor performance of the automotive sector.

(€ million)

NET TRADING, HEDGING AND FAIR VALUE INCOME

	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	458	547	- 16.3%	- 16.7%	254	204	236	+ 7.6%	+ 6.4%
HVB Group	799	287	+ 178.4%	+ 157.1%	311	488	-6	n.s.	n.s.
of which: BA-CA Group	*260*	*129*	*+ 101.6%*	*+ 92.2%*	*94*	*166*	*45*	*+ 108.9%*	*+ 95.5%*
Consolidation adjustments	-	-	-	-	-1	+ 1	-	-	-
Total	**1,257**	**834**	**+ 50.7%**	**+ 43.2%**	**564**	**693**	**230**	**+ 145.2%**	**+ 136.5%**

1. Adjusted for first-time consolidation effects and exchange differences.

The results of the HVB Group, as well as those of the BA-CA Group, benefited from favourable conditions in capital markets, particularly in Q1, with an increase in all areas of business, recording significant growth both in equities and in interest-rate and currency contracts.

On the other hand, the decline of the UniCredit Group 'pre-combination' from H1 2005 (down by 16.3%) was mainly due to the reduction in sales of derivatives to corporate and institutional customers and the contribution of the New Europe Division, which was about €35 million lower.

The decrease in the fair value of the call option issued on Assicurazioni Generali stock was partly reduced at the end of June following the stock's decrease in Q2, reflecting higher volatility in that stock. Trading profits for the H1 2006 included a €15.4 million loss on that option, compared to a loss of €1.8 million for H1 2005, resulting from a €57 million decrease in Q1 and a €42 million increase in Q2. At the end of June, the accrued gain on the Generali stock, which was classified among available-for-sale assets, was €290 million and will be realised only when the stock is sold.

Other net income totalled €193 million, up by €173 million over H1 2005, of which €122 million referred to the HVB Group.

OPERATING COSTS

Q2 operating costs fell by about €80 million from Q1 2006, and were 0.5% lower than Q2 2005 costs at constant exchange rates and on a comparable basis. Operating costs amounted to €6,529 million for H1 2006, rising by 4.5% over H1 2005, but by a modest 1% net of foreign exchange effects and on a comparable basis. Within this item, UniCredit 'pre-combination' accounted for €3,150 million (up by 5.0% at constant exchange rates and on a comparable basis) while the HVB Group (€3,343 million) recorded a drop (down by 2.6% also on a comparable basis).

(€ million)

OPERATING COSTS

	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	-3,150	-2,974	+ 5.9%	+ 5.1%	-1,564	-1,586	-1,497	+ 4.5%	+ 4.3%
HVB Group	-3,343	-3,238	+ 3.2%	- 2.6%	-1,642	-1,701	-1,628	+ 0.9%	- 4.8%
of which: BA-CA Group	*-1,402*	*-1,284*	*+ 9.2%*	*+ 0.7%*	*-703*	*-699*	*-641*	*+ 9.7%*	*- 0.2%*
Consolidation adjustments	- 36	- 37	-	-	-18	- 18	- 19	-	-
Total	**-6,529**	**-6,249**	**+ 4.5%**	**+ 1.0%**	**-3,224**	**-3,305**	**-3,144**	**+ 2.5%**	**- 0.5%**

1. Adjusted for first-time consolidation effects and exchange differences.

Payroll costs for H1 2006 (€3,898 million, up by 5.1% net of foreign exchange effects and on a comparable basis) recorded an increase that could be traced to both UniCredit 'pre-combination' (€1,911 million, up by 4.4% over H1 2005, at constant exchange rates and on a comparable basis) and to the HVB Group (€1,987 million, up by 5.8% also on a comparable basis) and was also due to a bonus system linked to the excellent business results. The increase in UniCredit

'pre-combination' was proportionately greater in the New Europe Division, given higher average inflation rates compared to the rest of the Group, where the increase was mainly attributable to the national collective bargaining contract and to the variable component, the effects of which more than compensated for the positive effects from staff reductions (down by 502 employees from H1 2005). The increase in headcount since end-December 2005 was due to seasonal workers at the companies of the Zagrebacka Group operating in the holiday business (excluding seasonal workers there was a reduction of 714 at consolidated level and of 438 for UniCredit 'pre-combination' on end-December).

NUMBER OF EMPLOYEES[1]

	30.06.2006	31.12.2005 PRO-FORMA [2]	30.06.2005	CHANGE OVER	
				31.12.2005	30.06.2005
Retail	23,393	23,565	23,796	- 172	- 403
Corporate Banking	4,459	4,467	4,464	- 8	- 5
Investment Banking	644	679	704	- 35	- 60
Private Banking and Asset Management	3,456	3,443	3,392	+ 13	+ 64
New Europe	33,317	32,865	33,529	+ 452	- 212
Parent Company and other subsidiaries	7,149	7,052	7,035	+ 97	+ 114
Total (not including HVB)	**72,418**	**72,071**	**72,920**	**+ 347**	**- 502**
HVB Group	62,452	62,728	N.A.	- 276	N.A.
Total	**134,870**	**134,799**	**72,920**	**+ 71**	**- 502**

1. "Full time equivalent". Koç Group (including Yapi) is consolidated proportionally.
2. The pro-forma figure for the HVB Group takes into account companies first consolidated in first half 2006.

Other operating costs were €2,631 million for the half year, down significantly, by 4.5% from H1 2005 at constant exchange rates and on a comparable basis, thanks to a marked reduction in the HVB Group (down by 13% at constant exchange rates and on a comparable basis), which was only partly offset by the growth reported in the 'pre-combination' UniCredit Group (up by 6.1% at constant exchange rates).

The cost-income ratio dropped by some 5.8% from 60.5% for H1 2005 to 54.7% in H1 2006. The reduction was mainly attributable to the strong recovery achieved by the HVB Group (from 68.1% to 57.0% over the twelve-month period), but also to an additional significant improvement posted by the 'pre-combination' UniCredit Group which fell from 53.7% to 52.2%.

NET PROFIT

The increase in operating profit over H1 2005 was widened by higher net income from investments which were only partly offset by increases in provisions and net write-downs of loans and integration costs of €52 million.

NET INCOME FROM INVESTMENTS

Net income from investments for H1 2006 totalled €626 million, of which €449 million was generated in Q2 and €177 million in Q1 compared to €349 million pro-forma in H1 2005. Q2 profits benefited from gains from the sale of HVB Splitska banka to Société Générale, which was finalised by BA-CA on 30 June.

Q1 profits included €138 million generated by 'pre-combination' UniCredit; of these, €80 million came from the sale of our stakes in the 4 Cuneo savings banks, and €38 million from the contribution of the HVB Group, which was equal to the balance of profits actually generated (€99 million) and revaluations (€61 million) already posted to the balance sheet on first consolidation.

On the other hand, Q2 net gain was largely attributable to the HVB Group with a contribution of about €420 million, which was equal to profits generated of €729 million less adjustments for the higher amounts included in the consolidated balance sheet of UniCredit totalling €310 million. The most significant amount included in this item was for the sale of Splitska, which generated net profits in HVB's consolidated profit and loss account of €669 million, which was adjusted in the amount of €302 million in the consolidated accounts of UniCredit taking into account the valuations performed at the time of the first consolidation (net capital gain: €367 million).

PROVISIONS FOR RISKS AND CHARGES AND INTEGRATION COSTS

At the end of June, provisions for risks and charges totalled €143 million as opposed to €75 million for H1 2005. Provisions included €93 million attributable to the 'pre-combination' UniCredit, about half of which was due to the Retail and Corporate Banking Divisions mainly to cover pending litigation and complaints, and €50 million to the HVB Group.

During H1 2006 integration costs of €52 million were also incurred linked to the combination with HVB. Of this amount, €24 million was for extraordinary amortisation of software and €28 million for other charges, particularly for consulting on integration projects.

NET WRITE-DOWNS OF LOANS AND QUALITY OF CUSTOMER LOANS

Q2 net write-downs of loans were down by about €15 million compared to Q1, and by about €30 million (or 5%) compared to Q2 2005. The total since the beginning of the year (€1,112 million) still reflected an increase of 2.1% over H1 2005, which, however, was largely attributable to changes in the scope of consolidation and exchange rate effects. This performance at consolidated level was the result of contrasting trends as between 'pre-combination' UniCredit, which posted an upward trend for Q2 and H1, and the HVB Group, which instead reported a decrease for all periods being compared. Both components showed a significant improvement in Central Eastern European countries which benefited from a favourable environment, while in Italy the Retail and Corporate Banking Divisions both reported increases over 2005, and in Germany write-downs remained largely unchanged. In fact, the improvement of the HVB Group was entirely due to the BA-CA Group.

(€ million)

NET WRITE-DOWNS OF LOANS	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	-494	-441	+ 12.0%	+ 11.9%	-253	-241	-244	+ 3.7%	+ 4.5%
HVB Group	-618	-648	- 4.6%	- 6.9%	-296	-322	-334	- 11.4%	- 12.0%
of which: BA-CA Group	*-195*	*-230*	*- 15.2%*	*- 17.8%*	*-87*	*-108*	*-127*	*- 31.5%*	*- 30.4%*
Consolidation adjustments	-	-	-	-	-	-	-	-	-
Total	**-1,112**	**-1,089**	**+ 2.1%**	**+ 0.6%**	**-549**	**-563**	**-578**	**- 5.0%**	**- 5.0%**

1. Adjusted for first-time consolidation effects and exchange differences.

Improvements in credit quality continued from Q1 with a 5.0% reduction in the book value of total impaired loans compared to end-March, and a 7.9% reduction compared to end-December 2005. The reduction in Q2 was achieved due to the finalisation of loan sales announced at the end of 2005 (about €1.7 billion in gross non-performing and doubtful loans in HVB's Real Estate Restructuring portfolio and about €900 million in 'pre-combination' UniCredit's non-performing loans in the Retail and Corporate Banking Divisions). This reduction was common to both "pre-combination" UniCredit Group (down by 8.6% since end-December), and to the HVB Group (down by 7.6%).

At the end of June 2006, impaired customer loans totalled €16,727 million in book value, representing 3.87% of total customer loans, a reduction from 4.26% at the end of December. The book value amount is the result of a face value of €32,555 million, equal to 7.25% of total loans at face value (8.04% in December), and of write-downs of €15,828 million, with a coverage ratio of 48.6%. In addition to these adjustments were those for the performing loans totalling €1,768 million, equal to 0.42% of the corresponding gross loans (0.42% also at the end of the previous financial year).

The loan transfers finalised during Q2 and ordinary workout activities resulted in a reduction of over €3 billion in total non-performing and doubtful loans at face value since the beginning of the year. As can be seen from the table, with the coverage ratio growing by 0.6%, this reduction resulted in a decline in non-performing and doubtful loans as a percentage of total loans at book value from 3.70% at the end of December to 3.29% at the end of June. The percentage of doubtful loans dropped from 2.10% to 1.73%, while the percentage of non-performing loans declined by a smaller amount (from 1.61% to 1.56%).

(€ million)

IMPAIRED LOANS TO CUSTOMERS (by type)	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS
As at 30.06.2006						
Face value	16,653	13,218	29,871	538	2,146	**32,555**
as a percentage of total loans	*3.71%*	*2.94%*	*6.65%*	*0.12%*	*0.48%*	***7.25%***
Write-downs	9,910	5,756	15,666	78	84	**15,828**
as a percentage of face value	*59.5%*	*43.5%*	*52.4%*	*14.5%*	*3.9%*	***48.6%***
Carrying value	6,743	7,462	14,205	460	2,062	**16,727**
as a percentage of total loans	*1.56%*	*1.73%*	*3.29%*	*0.11%*	*0.48%*	***3.87%***
As at 31.12.2005						
Face value	17,105	15,705	32,810	491	2,554	**35,855**
as a percentage of total loans	*3.84%*	*3.52%*	*7.36%*	*0.11%*	*0.57%*	***8.04%***
Write-downs	10,244	6,763	17,007	72	622	**17,701**
as a percentage of face value	*59.9%*	*43.1%*	*51.8%*	*14.7%*	*24.4%*	***49.4%***
Carrying value	6,861	8,942	15,803	419	1,932	**18,154**
as a percentage of total loans	*1.61%*	*2.10%*	*3.70%*	*0.10%*	*0.45%*	***4.26%***

Finally, the following table shows the reduction in impaired loans reported for the half year by "pre-combination" UniCredit by individual Divisions and for the HVB Group.

(€ million)

IMPAIRED LOANS TO CUSTOMERS - UniCredit (excl. HVB) by Division and HVB Group	RETAIL	CORPORATE BANKING	NEW EUROPE	OTHER SUBSIDIARIES	TOTALE EXCL. HVB GROUP	HVB GROUP	CONSOLIDATED TOTAL
As at 30.06.2006							
Face value	4,114	2,777	3,384	106	10,381	22,174	**32,555**
as a percentage of total loans	*5.94%*	*3.65%*	*13.67%*	*0.67%*	*5.93%*	*8.19%*	***7.25%***
Write-downs	2,016	1,029	2,429	86	5,560	10,268	**15,828**
as a percentage of face value	*49.0%*	*37.1%*	*71.8%*	*81.1%*	*53.6%*	*46.3%*	***48.6%***
Carrying value	2,098	1,748	955	20	4,821	11,906	**16,727**
as a percentage of total loans	*3.13%*	*2.35%*	*4.34%*	*0.13%*	*2.86%*	*4.58%*	***3.87%***
As at 31.12.2005							
Face value	4,501	3,080	3,543	113	11,237	24,618	**35,855**
as a percentage of total loans	*6.92%*	*4.25%*	*14.99%*	*0.67%*	*6.71%*	*8.96%*	***8.04%***
Write-downs	2,166	1,179	2,522	95	5,962	11,739	**17,701**
as a percentage of face value	*48.1%*	*38.3%*	*71.2%*	*84.1%*	*53.1%*	*47.7%*	***49.4%***
Carrying value	2,335	1,901	1,021	18	5,275	12,879	**18,154**
as a percentage of total loans	*3.73%*	*2.68%*	*4.89%*	*0.11%*	*3.29%*	*4.91%*	***4.26%***

PROFIT BEFORE TAX

Profit before tax for H1 2006 totalled €4,729 million, an increase of 45.2% over H1 2005 almost entirely attributable to the HVB Group.

Income taxes for the period were €1,310 million, up by 34.4% over H1 2005 representing 27.7% of profit before tax. This was a reduction from the 30.6% reported for the full financial year 2005 due to higher (untaxed) capital gains on equity investments and a higher percentage of profits from HVB AG, whose tax position benefited from the use of tax loss carry-forwards. Net profit totalled €3,419 million (up by 49.8%).

NET PROFIT

Assets held for sale contributed to net earnings with gains of €39 million. Net profit for the period totalled €3,458 million (up by 51.1% over H1 2005 and up by 44.6% at constant exchange rates and on a comparable basis) with a significant increase in the proportion received from the HVB Group, and in particular from BA-CA, due in part to the capital gain realised from the sale of HVB Splitska banka.

(€ million)

PROFIT (LOSS) FOR THE PERIOD

	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	1,659	1,587	+ 4.5%	+ 3.5%	856	803	735	+ 16.5%	+ 15.6%
HVB Group	2,170	704	+ 208.2%	+ 189.3%	1,372	798	299	+ 358.9%	+ 338.1%
of which: BA-CA Group	*1,391*	*489*	*+ 184.5%*	*+ 177.5%*	*1,050*	*341*	*261*	*+ 302.3%*	*+ 292.5%*
Consolidation adjustments	- 371	- 3	-	-	- 311	- 60	- 1	-	-
Total	**3,458**	**2,288**	**+ 51.1%**	**+ 44.6%**	**1,917**	**1,541**	**1,033**	**+ 85.6%**	**+ 78.9%**

1. Adjusted for first-time consolidation effects and exchange differences.

Minorities totalled €415 million in H1 2006, compared to €236 million in H1 2005 pro-forma. The latter included the earnings of Yapi Kredi before acquisition (€49 million). Therefore, the actual increase was €228 million, €207 million of which was attributable to HVB group minorities, excluding the share of BA-CA held directly, and €22 million to Pekao minorities as well as other changes of small individual amounts.

Net profit attributable to the Group totalled €3,043 million, an increase of €991 million (or 48.3%) compared to H1 2005 pro forma, and an increase of €1,601 million over the profit actually generated in H1 2005 (€1,442 million) under IFRS.

Operations and Results of the UniCredit Group (excl. HVB) by Division

The table below shows the main profit figures of the UniCredit Group (excl. HVB) by Division, on the basis of the pre-combination scope of consolidation.

Please note that H1 2005 pro-forma figures are restated so as to reflect the effects:
- of the acquisition of the Yapi Group (according to the proportion of shares acquired in April);
- of the absorption, on 1 July 2005, of Banca dell'Umbria and Cassa Risparmio Carpi, which are included in the Retail Division, by UniCredito Italiano Spa, and of the transfer of the related business activities to UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking and UniCredit Real Estate.

(€ million)

MAIN PROFIT FIGURES	RETAIL	CORPORATE BANKING	INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	UNICREDIT GROUP (EXCL. HVB GROUP)
Net interest income								
First half 2006	**1,381**	**844**	**-43**	**67**	**764**	**84**	**-8**	**3,089**
First half 2005 proforma	*1,225*	*787*	*-23*	*56*	*714*	*82*	*2*	***2,843***
Net non-interest income								
First half 2006	**982**	**372**	**334**	**724**	**517**	**87**	**-66**	**2,950**
First half 2005 proforma	*950*	*363*	*415*	*573*	*449*	*86*	*-145*	***2,691***
TOTAL REVENUES								
First half 2006	**2,363**	**1,216**	**291**	**791**	**1,281**	**171**	**-74**	**6,039**
First half 2005 proforma	*2,175*	*1,150*	*392*	*629*	*1,163*	*168*	*-143*	***5,534***
Operating costs								
First half 2006	**-1,409**	**-380**	**-105**	**-407**	**-705**	**-163**	**19**	**-3,150**
First half 2005 proforma	*-1,389*	*-362*	*-114*	*-360*	*-649*	*-139*	*39*	***-2,974***
OPERATING PROFIT								
First half 2006	**954**	**836**	**186**	**384**	**576**	**8**	**-55**	**2,889**
First half 2005 proforma	*786*	*788*	*278*	*269*	*514*	*29*	*-104*	***2,560***
Adjustments, provisions and net income from investments								
First half 2006	**-255**	**-201**	**-2**	**-13**	**-70**	**89**	**-11**	**-463**
First half 2005 proforma	*-185*	*-217*	*-1*	*-7*	*-72*	*215*	*-5*	***-272***
Income tax for the period								
First half 2006	**-301**	**-257**	**-73**	**-92**	**-101**	**3**	**15**	**-806**
First half 2005 proforma	*-265*	*-241*	*-108*	*-64*	*-90*	*28*	*33*	***-707***
NET PROFIT								
First half 2006	**398**	**378**	**111**	**279**	**405**	**100**	**-51**	**1,620**
First half 2005 proforma	*336*	*330*	*169*	*198*	*352*	*272*	*-76*	***1,581***
Cost/income ratio (%)								
First half 2006	**59.6**	**31.3**	**36.1**	**51.5**	**55.0**	**n.s.**	**n.s.**	**52.2**
First half 2005 proforma	*63.9*	*31.5*	*29.1*	*57.2*	*55.8*	*n.s.*	*n.s.*	***53.7***

Note: UniCredit Divisional Profit and Loss Account (not including HVB), is made up of the P/L results of the Group companies in each Division, net of pertinent adjustments and infradivisional transactions. Other net income of the Parent Company and Other Subsidiaries, mainly represented by expenses claimed back from other Group companies, is deducted from operating costs.

Retail Division

The 'pre-combination' Retail Division comprises UniCredit Banca and the specialist banks; UniCredit Banca Clarima ("Clarima"), operating in consumer credit products and credit cards, UniCredit Banca per la Casa, active in residential mortgage lending and UniCredit Assicura, a company operating in insurance brokerage.

As at 30 June 2006, the Division's net profit totalled €398 million, which was €62 million (or 18.5%) higher than the profit for H1 2005, restated to reflect the changes in the scope of consolidation that occurred in H2 2005.

(€ million)

PROFIT AND LOSS ACCOUNT

	FIRST HALF			PRO-FORMA QUARTERS			
RETAIL DIVISION	**2006**	**2005**	**CHANGE**	**Q2 '06**	**Q1 '06**	**Q2 '05**	**CHANGE Q2 '06 OVER Q2 '05**
Net interest income	1,381	1,225	+ 12.7%	709	672	618	+ 14.7%
Net fees and commissions	972	952	+ 2.1%	484	488	472	+ 2.5%
Other net income	10	-2	n.s.	7	3	-	n.s.
Total revenues	**2,363**	**2,175**	**+ 8.6%**	**1,200**	**1,163**	**1,090**	**+ 10.1%**
Payroll costs	-796	-790	+ 0.8%	-403	-393	-389	+ 3.6%
Other expenses, amortisation and depreciation	-613	-599	+ 2.3%	-311	-302	-305	+ 2.0%
Operating costs	**-1,409**	**-1,389**	**+ 1.4%**	**-714**	**-695**	**-694**	**+ 2.9%**
OPERATING PROFIT	**954**	**786**	**+ 21.4%**	**486**	**468**	**396**	**+ 22.7%**
Net write-downs of loans	-228	-162	+ 40.7%	-111	-117	-82	+ 35.4%
Provisions and other items	-27	-23	+ 17.4%	-10	-17	-13	- 23.1%
PROFIT BEFORE TAX	**699**	**601**	**+ 16.3%**	**365**	**334**	**301**	**+ 21.3%**
Income tax for the period	-301	-265	+ 13.6%	-150	-151	-135	+ 11.1%
NET PROFIT FOR THE PERIOD	**398**	**336**	**+ 18.5%**	**215**	**183**	**166**	**+ 29.5%**

PROFITABILITY RATIO

	2006	2005	CHANGE	Q2 '06	Q1 '06	Q2 '05	CHANGE Q2 '06 OVER Q2 '05
Cost/Income	**59.6%**	**63.9%**		**59.5%**	**59.8%**	**63.7%**	

The Division's net interest income (including income from investments) totalled €1,381 million in H1 2006 (up by 12.7% over H1 2005) benefiting mainly from strong growth in business volume (customer loans grew by 14.1% over 30 June 2005) in addition to the increase in interest rates applied to liquidity (1-month EURIBOR averaged 2.64% in H1 2006 compared to 2.14% in H1 2005). H1 2006 net interest income also included a non-recurring component of €21 million for the recovery of overdue interest. Net of this amount, growth over H1 2005 would be 11%. Subsidiaries made a positive contribution of €24 million to shareholders' equity during the half year, an increase

of about €14 million over H1 2005. Net interest (ie, the difference between interest income and expense) – excluding the effects of the gain noted above – rose by €24 million over Q1 2006 and by €68 million over Q2 2005 (from €612 million to €680 million, up by 11.1%). The sound growth in lending, which totalled about €67 billion as at 30 June 2006, was driven by the medium/long-term component: consumer credit grew by 24.7% yoy and residential mortgages rose by 18.4% over H1 2005. In H1 2006 customer loans included €5.3 billion in new mortgage loans (€4.5 billion in H1 2005) and personal loans of €966 million (€950 million in H1 2005). Direct deposits reached €79.7 billion (up by 11.3% over 30 June 2005), of which nearly €50 billion was in the form of customer deposits.

At the end of June 2006 net commission and other net income reached an total of €982 million (up by 3.4% over H1 2005). The figure of €491 million for Q2 remained at the level of Q1, but was €19 million higher than the Q2 2005 figure. This growth was largely attributable to the higher management fees of UniCredit Banca, which more than offset the decline in revenues resulting from the elimination of account closing fees, and was also due to other revenues.

The indirect deposits stock exceeded €111 billion at 30 June 2006 (up by 1.3% yoy) with diverging trends in the aggregates comprising this figure: deposits under administration of €53 billion were down slightly (by 0.7% yoy), while assets under management rose above €58 billion, an increase of 3.2%, despite the H1 market downturn (which caused a decline of 2.1% in UniCredit Banca's managed assets).

(€ million)

MAIN BALANCE SHEET ITEMS

	AMOUNT AS AT				CHANGE OVER	
RETAIL DIVISION	**30.06.2006**	**31.03.2006**	**31.12.2005**	**30.06.2005**	**31.12.2005**	**30.06.2005**
Loans and receivables with customers	**66,988**	**64,149**	**62,572**	**58,715**	**+ 7.1%**	**+ 14.1%**
Direct and Indirect Deposits	**191,109**	**192,231**	**190,533**	**181,557**	**+ 0.3%**	**+ 5.3%**
Direct deposits	79,667	78,717	77,954	71,547	+ 2.2%	+ 11.3%
Indirect deposits	111,442	113,514	112,579	110,010	- 1.0%	+ 1.3%
In administration	*53,141*	*52,662*	*51,941*	*53,512*	*+ 2.3%*	*- 0.7%*
Under management	*58,301*	*60,852*	*60,638*	*56,498*	*- 3.9%*	*+ 3.2%*

In H1 2006 total revenues were €2,363 million, an increase of €188 million or 8.6% over 30 June 2005. Excluding the component relating to the recovery of overdue interest noted above, yoy growth would be €167 million or 7.7% and Q2 growth would be €1,179 million as against €1,090 in Q2 2005 and €1,163 million in Q1 2006.

H1 operating costs totalled €1,409 million compared to €1,389 million in H1 2005 (a rise of 1.4%) due to modest growth in payroll costs (of 0.8%) and other administrative expenses rising (2.3%).

Payroll costs of €796 million for H1 2006 (€403 million in Q2) posted modest growth (€6 million) over H1 2005. The downsizing of staff (a reduction of 403 employees since June 2005) mitigated the increases resulting from the renewal of the national collective labour contract and increases in provisions for the bonus system linked to the branch network's good performance.

Other administrative costs, amortisation and depreciation totalled €613 million in H1 2006 (€311 million in Q2), up by €14 million over H1 2005. Most of this rise was due to Clarima's costs in relation to the expansion of its credit card business.

The components described above generated an operating profit for the Division of €954 million as at 30 June 2006, up by 21.4% yoy.

As at 30 June 2006, provisions and net write-downs of loans totalled €255 million, of which €27 million was for allocations to provisions for risks and charges, primarily for lawsuits and claims.

Write-downs of loans for Q2 2006 were €111 million, which was in line with the previous quarter (Q1 write-downs were €117 million). The 40% increase over Q2 2005 was due to a strict policy of limiting static default positions, together with equally rigorous classification of problem loans.

The Division's net profit for H1 2006 was €398 million (up by 18.5% over H1 2005) after income tax of €301 million (the tax rate for the period was 43.1% compared to 44.1% at 30 June 2005).

The Division had 23,393 employees at 30 June 2006 (172 fewer than at 31 December 2005, and 403 fewer year-on-year). The distribution network has 2,603 branches, mainly belonging to UniCredit Banca. This was a reduction of 92 units from 30 June 2005 due to the rationalisation measures implemented in 2005.

Corporate Banking Division

Half-year results confirmed the excellent performance of the 'pre-combination' UniCredit Corporate Banking Division in 2006. The tightening of spreads and lower corporate demand for derivative products to hedge interest-rate and currency risk were offset by notable growth in loans accompanied by an offering of services with a high quality profile which boosted commission revenues on the one hand, and favoured cost reductions on the other due to increased customer use of online services.

(€ million)

PROFIT AND LOSS ACCOUNT

CORPORATE BANKING DIVISION	FIRST HALF 2006	FIRST HALF 2005	CHANGE	PRO-FORMA QUARTERS Q2 '06	PRO-FORMA QUARTERS Q1 '06	PRO-FORMA QUARTERS Q2 '05	CHANGE Q2 '06 OVER Q2 '05
Net interest income	844	787	+ 7.2%	431	413	387	+ 11.4%
Trading, hedging and fair value income	65	75	- 13.3%	35	30	31	+ 12.9%
Commissions and other net income	307	288	+ 6.6%	153	154	165	- 7.3%
Total revenues	**1,216**	**1,150**	**+ 5.7%**	**619**	**597**	**583**	**+ 6.2%**
Payroll costs	-192	-193	- 0.5%	-99	-93	-98	+ 1.0%
Other expenses, amortisation and depreciation	-188	-169	+ 11.2%	-94	-94	-86	+ 9.3%
Operating costs	**-380**	**-362**	**+ 5.0%**	**-193**	**-187**	**-184**	**+ 4.9%**
OPERATING PROFIT	**836**	**788**	**+ 6.1%**	**426**	**410**	**399**	**+ 6.8%**
Net write-downs of loans	-209	-181	+ 15.5%	-122	-87	-107	+ 14.0%
Provisions and other items	8	-36	- 122.2%	5	3	-12	- 141.7%
PROFIT BEFORE TAX	**635**	**571**	**+ 11.2%**	**309**	**326**	**280**	**+ 10.4%**
Income tax for the period	-257	-241	+ 6.6%	-123	-134	-120	+ 2.5%
NET PROFIT FOR THE PERIOD	**378**	**330**	**+ 14.5%**	**186**	**192**	**160**	**+ 16.3%**

PROFITABILITY RATIO

	2006	2005		Q2 '06	Q1 '06	Q2 '05	
Cost/Income	**31.3%**	**31.5%**		**31.2%**	**31.3%**	**31.6%**	

Corporate Banking Division total revenues were €1,216 million in H1 2006, up 5.7% compared with €1,150 million in H1 2005. Net interest income was €844 million, an increase of 7.2%, mainly due to the increase in deposits and loans reported by all Division companies. Net commission growth (up from €288 million to €307 million in 2006) was boosted mainly by corporate finance and foreign banking services provided by UniCredit Banca d'Impresa. In H1 2006

net trading profits fell 13.3% (from €75 million to €65 million) compared with H1 2005 due to a decline in derivative trading volumes in UniCredit Banca d'Impresa. Operating costs were up 5.0% from €362 million to €380 million yoy due to an 11.2% increase in other costs and amortisation charges following the expansion of the operating lease business. Payroll costs were virtually unchanged from H1 2005, down 0.5% from €193 million to €192 million. Full-time equivalent staff levels were also unchanged (4518 employees). The cost/income ratio of 31.3% remains at an excellent level, improving by 20 basis points compared to H1 2005.

Operating profit grew 6.1% to €836 million compared to €788 million in H1 2005, thanks mainly to higher total revenues. Profit before tax reached €635 million, up 11.2% from €571 million in H1 2005, due to an increase in provisions for risks and charges and to the sale of shares in UniCredit Banca d'Impresa. Consequently, in H1 2006 the Corporate Banking Division reported net profits of €378 million, up 14.5% from €330 million in June 2005.

UniCredit Banca d'Impresa total revenues grew 4.3% year-on-year thanks to a 5.1% increase in loans yoy, which offset the gradual tightening of spreads. Net trading profits including earnings from derivatives trading were €65 million, down 14.7% from H1 2005. Operating costs were €287 million, broadly in line with H1 2005, while the cost/income ratio (28.2%) grew by about 1% over H1 2005. The increase in net write-downs of loans (15.5% over H1 2005) was amply offset by the positive trend in provisions for risks and charges and by gains on the sale of equity holdings, amongst which a holding in Fiat sold following the exercise of a call option which enabled the bank to achieve a 14.1% improvement in net profits in H1 2006 compared to H1 2005.

Regarding the performance of our leasing business, Locat total revenues grew 10.8% to €147 million in H1 2006 over H1 2005, mainly thanks to higher revenues from services. Operating costs also increased, pushed by the growth in operating lease business volumes. Operating profit grew 7.3%, while net profit for the period was up 10.1% to €48 million from €44 million in H1 2005.

Total revenues for the period were up 3.7% to €619 million from €597 million in Q1 2006. Despite the increase in operating costs (from €187 million to €193 million), the cost/income ratio remained stable at an excellent level. Net profit for the Q2 was €186 million, marginally lower than in the first quarter (€192 million) mainly due to an increase in net write-downs of loans.

(€ million)

MAIN BALANCE SHEET ITEMS

CORPORATE BANKING DIVISION	AMOUNT AS AT				CHANGE OVER	
	30.06.2006	31.03.2006	31.12.2005	30.06.2005	31.12.2005	30.06.2005
Loans and receivables with customers	**74,510**	**71,225**	**70,822**	**69,403**	**+ 5.2%**	**+ 7.4%**
- UniCredit Banca d'Impresa	61,464	58,963	58,402	58,484	+ 5.2%	+ 5.1%
- Locat	11,836	11,055	10,904	9,739	+ 8.5%	+ 21.5%
- UniCredit Factoring	1,543	1,577	1,929	1,490	- 20.0%	+ 3.6%
- Other companies and infradivisional eliminations	-333	-370	-413	-310	n.s.	n.s.
Direct customer deposits	**29,197**	**28,552**	**27,128**	**23,507**	**+ 7.6%**	**+ 24.2%**
Deposits from customers	17,642	16,959	16,959	15,095	+ 4.0%	+ 16.9%
Debt securities in issue	11,555	11,593	10,169	8,412	+ 13.6%	+ 37.4%

Total customer loans by the Division were €74,510 million, up 7.4% from €69,403 million in H1 2005, boosted in particular by an increase of 5.1% in medium-long term loans by UniCredit Banca d'Impresa.

Locat loans to customers grew strongly to €11,836 million (ie, by 21.5%) in H1 2006. In particular, new Locat loans increased in volume by 28.0% against a 15.6% market average, reaching about €3,000 million. In the breakdown by sector the strongest recorded growth was in property loans, which were up 34.7% (46.7% of total loans). The equipment business contributed to operating results with a 23.2% increase in equipment and machinery leases (23.7% of total loans), a 12.3% increase in motor vehicle leases (15.8% of total loans) and a 35.4% increase in aircraft and railway leases (13.9% of total loans).

Direct deposits grew by 24.2% year-on-year rising from €23,507 million to €29,197 million. This growth was driven by securities issued, which increased from €8,412 million to €11,555 million (ie, by 37.4%).

The Corporate Banking Division employed 4,459 full-time equivalent employees. There were no significant changes year-on-year, while the network grew by 6 branches to a total number of 248 at the end of H1 2006.

Investment Banking Division

Within 'pre-combination' UniCredit, the Investment Banking Division comprises UBM and TLX SpA. The Division closed H1 2006 with net profit of €111 million, €47 million of which relating to Q2.

(€ million)

PROFIT AND LOSS ACCOUNT

INVESTMENT BANKING DIVISION	FIRST HALF 2006	FIRST HALF 2005	CHANGE	PRO-FORMA QUARTERS Q2 '06	PRO-FORMA QUARTERS Q1 '06	PRO-FORMA QUARTERS Q2 '05	CHANGE Q2 '06 OVER Q2 '05
Net interest income	-43	-23	+ 87.0%	-32	-11	-8	+ 300.0%
Trading, hedging and fair value income	301	352	- 14.5%	145	156	164	- 11.6%
Commissions and other net income	33	63	- 47.6%	17	16	26	- 34.6%
Total revenues	**291**	**392**	**- 25.8%**	**130**	**161**	**182**	**- 28.6%**
Payroll costs	-58	-60	- 3.3%	-26	-32	-29	- 10.3%
Other expenses, amortisation and depreciation	-47	-54	- 13.0%	-25	-22	-28	- 10.7%
Operating costs	**-105**	**-114**	**- 7.9%**	**-51**	**-54**	**-57**	**- 10.5%**
OPERATING PROFIT	**186**	**278**	**- 33.1%**	**79**	**107**	**125**	**- 36.8%**
Write-downs and provisions	-2	- 1	+ 100.0%	-1	-1	- 1	--
PROFIT BEFORE TAX	**184**	**277**	**- 33.6%**	**78**	**106**	**124**	**- 37.1%**
Income tax for the period	-73	-108	- 32.4%	-31	-42	-48	- 35.4%
NET PROFIT FOR THE PERIOD	**111**	**169**	**- 34.3%**	**47**	**64**	**76**	**- 38.2%**

PROFITABILITY RATIO

	2006	2005	CHANGE	Q2 '06	Q1 '06	Q2 '05	CHANGE Q2 '06 OVER Q2 '05
Cost/Income	**36.1%**	**29.1%**		**39.2%**	**33.5%**	**31.3%**	

The trend in revenue by business area is shown in the following table, which gives UBM's total revenues and adds the contribution of subsidiary companies and certain minor reclassifications to arrive at the total for the Division.

(€ million)

UBM - TOTAL REVENUES BY BUSINESS AREA	FIRST HALF			Q 2		
	2006	2005	CHANGE	2006	2005	CHANGE
TRADING	**148.6**	**158.6**	**-6.3%**	**68.1**	**75.4**	**-9.7%**
Fixed Income Trading Area	19.6	28.5	-31.2%	9.8	11.5	-14.8%
IRD, FX & Commodity Trading Area	58.2	73.7	-21.0%	24.9	31.1	-19.9%
Equity Trading Area	70.8	56.4	+ 25.5%	33.4	32.8	+ 1.8%
SALES	**91.3**	**141.5**	**-35.5%**	**34.7**	**60.9**	**-43.0%**
Sales & Structuring Area	78.4	127.6	-38.6%	28.5	53.2	-46.4%
Equity Area	12.9	13.9	- 7.2%	6.2	7.7	- 19.5%
INVESTMENT BANKING	**49.3**	**82.4**	**-40.2%**	**26.1**	**41.6**	**-37.3%**
Structured Finance & Syndication Area	18.7	40.9	-54.3%	10.7	21.0	-49.0%
Capital Markets	11.5	24.0	-52.1%	6.4	8.8	-27.3%
M&A	3.5	1.8	+ 94.4%	1.5	1.1	+ 36.4%
Corporate Financial Risk Management	6.7	5.1	+ 31.4%	3.2	2.8	+ 14.3%
P.A. & F.I. Origination	6.5	10.6	- 38.7%	2.4	7.9	- 69.6%
ABS	2.4	-	n.s.	1.9	-	n.s.
UBM TOTAL REVENUES	**289.2**	**382.5**	**-24.4%**	**128.9**	**177.9**	**-27.5%**
Contribution of subsidiaries and Reclassification effects	1.8	9.5		1.1	-16.9	
TOTAL REVENUES	**291.0**	**392.0**	**-25.8%**	**130.0**	**161.0**	**-19.3%**

UBM's H1 revenues amounted to €289.2 million, down 24.4% from H1 2005. Total revenues for Q2 2006 amounted to €128.9 million, a fall of 27.5% from Q2 2005.

The Trading Department's revenues were €68.1 million in Q2 and €148.6 million in H1, falls of 9.7% and 6.3% respectively from Q2 and H1 2005. Q2 was marked by the same main drivers that had characterised Q1: generally, given a reduction of business with corporate and institutional clients and product diversification for retail customers, the Department shifted its focus to improve its positioning in the market. The result in the Equity Area bucked the trend with an H1 increase of 25.5% yoy, benefiting from low volatility and a low and declining correlation, despite the rapid market correction of equities in May. Structured bonds continued to be placed successfully by the Group's network, but the institutional market was still very competitive.

In Q2 the Sales Department returned revenue of €34.7 million, down 43.0% from Q2 2005. H1 revenues amounted to €91.3 million, down 35.5% from H1 2005. More specifically, in Sales and Structuring the sale of derivative products to the corporate clients of UniCredit Banca d'Impresa ("UBI") by CorporateLab generated total revenues of €34.7 million in H1, in a market characterised by a significant decline. The reduction of sales margins in the second quarter was to a certain extent caused by UBI's introduction of new operational limits by type of customer in advance of implementation of

European Community Directive EC/39/2004, which is currently being transposed in Italy. The Financial Institution Sales unit's sales of derivative products generated revenues of €29.7 million, down compared with the previous year. The result was affected by the uncertainties deriving from the new Investor Protection legislation (which determined a general decline in the demand for loan hedging products and insurance policies by financial market operators) and a drop in the demand for derivative instruments to increase returns, due to the effects of a market scenario characterised by rising yields, compared to the lows reached in 2005. In the TradingLab unit structuring investment products for the retail distribution network generated revenues of about €10 million, down from 2005 due to the combined effect of a different annual schedule for placement transactions and falling structuring margins due to the growing preference of customers for simpler products. The Equity Area had total revenues of €13 million in H1, in line with H1 2005.

In H1 2006 revenues from Investment Banking amounted to €49.3 million, down 40.2% from H1 2005. In addition, business activities experienced a sharp drop in Q2 compared to Q2 2005 (revenues of €26.1 million, down 37.3%), attributable to the decrease of corporate finance transactions on the Italian market. Furthermore, during Q2 equity markets were particularly weak, which led several companies to postpone their IPOs, which impacted Q2 results. Significant M&A transactions during Q2 included the acquisition of the German group LOI by a consortium comprising Techint and SMS Demag, in which UBM acted as financial adviser and arranger of the relevant financing. UBM also acted as adviser to AMGA Genova in the merger worth €890 million with AEM Torino. UBM acted as Mandated Lead Arranger in the refinancing of Safilo (€400m) and Tamerice (Rinascente/Upim) (€990m) and in arranging €344 million financial backing of ERG for its 100% takeover bid of Enertad. In capital markets UBM was sole bookrunner in the €80 million Ducati share issue and participated as joint lead manager in the €2,007 million SARAS IPO.

The Division's cost-income ratio increased to 36.1% as against 29.1% in H1 2005, principally owing to lower revenue. Operating costs amounted to €105 million, down by €9m or 7.9% from H1 2005. There were similar changes in yoy Q2 figures.

At 30 June 2006 FTE headcount was 644, 60 fewer than the 30 June 2005 figure.

Private Banking and Asset Management Division

Financial assets managed and administered by UniCredit's Private Banking and Asset Management Division (not including HVB) at 30 June 2006 were over €222 billion, including over €10 billion arising from the purchase of Vanderbilt Capital Advisors by Pioneer US (finalised at the end of April). Year-to-date the increase was 6.6% and year-on-year 17.3%.

The year-to-date increase in managed and administered assets is attributable to the positive impact of greater inflows at all Division companies and of Pioneer's acquisitions, which together managed to offset the adverse market performance in the second quarter.

(€ million)

KEY FIGURES

	AS AT				CHANGE OVER	
PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	**30.06.2006**	**31.03.2006**	**31.12.2005**	**30.06.2005**	**31.12.2005**	**30.06.2005**
TOTAL DIRECT AND INDIRECT DEPOSITS	**222,300**	**216,100**	**208,500**	**189,500**	**+ 6.6%**	**+ 17.3%**
UNICREDIT PRIVATE BANKING						
Clients' total assets under administration [1]	55,002	55,743	54,269	49,976	+ 1.4%	+ 10.1%
No. of Client Managers	607	604	593	575	+ 14	+ 32
Clients' total assets per Client Manager	90,6	92,3	91,5	86,9	- 1.0%	+ 4.3%
UNICREDIT XELION BANCA						
Clients' total assets under administration [2]	15,266	15,214	14,797	13,402	+ 3.2%	+ 13.9%
No. of Financial Studios [3]	111	108	114	112	- 3	- 1
No. of Financial Consultants	1,957	1,956	1,967	1,964	- 10	- 7
Clients' total assets per Financial Consultant	7,8	7,8	7,5	6,8	+ 4.0%	+ 14.7%
PIONEER INVESTMENTS						
Assets under management	170,341	164,198	158,553	142,359	+ 7.4%	+ 19.7%
- Italy	106,290	109,546	108,241	100,136	- 1.8%	+ 6.1%
- United States	42,748	33,088	32,981	27,827	+ 29.6%	+ 53.6%
- Other International markets	15,355	15,439	11,449	9,527	+ 34.1%	+ 61.2%
- New Markets	5,948	6,125	5,882	4,869	+ 1.1%	+ 22.2%

1. The 30 June 2005 figure was restated to take account of the integration of the private banking business of Banca dell'Umbria and Cassa di Risparmio Carpi. In addition the Private Banking Division figure for 2005 and 2006 has been pro-forma'd to take account of the upcoming sale of Banque Monégasque de Gestion (in June the assets were reclassified as assets held for sale).
2. Assoreti figures. Please note that since 2006 the accounting method has changed.
3. These are street-level premises with high-impact furnishing and layout. At the end of June 2006 there were also 242 financial consultants' offices on higher floors.

In detail:

- Pioneer recorded net funds inflows of approx. €2.5 billion, of which €1.6 billion in the U.S. (mostly attributable to Vanderbilt) and €1.1 billion from International business (mainly Spain and Germany).

The company retained its position as second major asset manager on the Italian mutual funds market with a market share of 15.17% (calculated using the new Assogestioni accounting method in force from 2006, which includes foreign law funds);

- despite the adverse market conditions, UniCredit Private Banking's net assets under management grew by €971 million, boosted mainly by higher demand for segregated accounts (net inflows of €1,404 million against €299 million last year). Consequently, assets under management increased from 47.4% of total assets at the end of 2005 to 47.8% year-to-date (net of extraordinary transactions); in particular segregated accounts grew from 21.8% to 23.5% of the total. Total net inflows for the period were €1.2 billion;
- Xelion reported total net inflows of €1.1 billion, €600 million of which under management, representing a growth of 39% over 2005 and thereby confirming its leadership position in the sector (source: Assoreti data).

Composition of the mix of the Division's financial investments continues to improve, with assets under management now representing about 81% of total assets (from 79.6% in December 2005).

With regard to income, the Division's net profit grew to €279 million in H1 2006 (up by 41%, or €81 million over H1 2005) boosted mainly by good revenue streams; second quarter net profit also saw a 38% year-on-year increase of €39 million over Q2 2005, reaching €142 million. Operating profit also rose significantly in H1 2006 reaching €384 million (up by 42.8% or €115 million over H1 2005).
The main components are broken down below.

(€ million)

PROFIT AND LOSS ACCOUNT

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	FIRST HALF			PRO-FORMA QUARTERS			CHANGE Q2 '06 OVER Q2 '05
	2006	2005	CHANGE	Q2 '06	Q1 '06	Q2 '05	
Net interest income	67	56	+ 19.6%	34	33	28	+ 21.4%
Net fees and commissions	726	570	+ 27.4%	359	367	290	+ 23.8%
Other net income	-2	3	- 166.7%	-6	4	4	- 250.0%
Total revenues	**791**	**629**	**+ 25.8%**	**387**	**404**	**322**	**+ 20.2%**
Payroll costs	-233	-192	+ 21.4%	-113	-120	-96	+ 17.7%
Other expenses, amortisation and depreciation	-174	-168	+ 3.6%	-79	-95	-85	- 7.1%
Operating costs	**-407**	**-360**	**+ 13.1%**	**-192**	**-215**	**-181**	**+ 6.1%**
OPERATING PROFIT	**384**	**269**	**+ 42.8%**	**195**	**189**	**141**	**+ 38.3%**
Write-downs and provisions	-13	-7	+ 85.7%	-7	-6	-6	+ 16.7%
PROFIT BEFORE TAX	**371**	**262**	**+ 41.6%**	**188**	**183**	**135**	**+ 39.3%**
Income tax for the period	-92	-64	+ 43.8%	-46	-46	-32	+ 43.8%
NET PROFIT FOR THE PERIOD	**279**	**198**	**+ 40.9%**	**142**	**137**	**103**	**+ 37.9%**

PROFITABILITY RATIO

	2006	2005	Q2 '06	Q1 '06	Q2 '05
Cost/Income	**51.5%**	**57.2%**	**49.6%**	**53.2%**	**56.2%**

Total revenues grew 25.8% to €791 million, showing a year-on-year increase of €162 million attributable to higher net commissions, which were up €156 million (or 27.4%) to €726 million over H1 2005. This growth can be attributed to asset management products which generated:

- higher management fees (up by 26% to €124 million) for all Division companies due to an approx. €34 billion (or 19%) increase in average assets under management and an improvement of the mix of products with higher added value (average profitability grew from 61.8bp to 63.8bp year-on-year);
- a highly positive result from Pioneer performance fees, which grew to €35 million during the first six months of the year from €14 million in the same period in 2005;
- a significant improvement (of 39% or €16 million) in up-front fees in Asset Gathering thanks to increased sales of segregated accounts (FocusInvest and Investment Program) and insurance products.

Higher revenues pushed up costs but operating efficiency also improved: the Division's cost/income ratio fell to 51.5% from 57.2% in the corresponding period in 2005 (down 570bp).

Operating costs amounted to €407 million, including depreciation of €10.5 million, an increase of 13% over H1 2005 (up by 11.7% at constant exchange rates). This increase is attributable primarily to personnel costs, up 21.4% due to:

- higher benefits costs (+29%), in particular Pioneer's stock options schemes (up by approximately €11 million) which are linked to the performance of the business;
- the increase in Pioneer's fixed salary component (up by 10.8%) due to international business development strategies and diversification of the same, particularly in the "investment" segment.

Other administrative expenses showed only a marginal increase of 3.6% despite the increase in Pioneer's international business costs due to the launch of a number of new projects and, to a lesser degree, to higher amortisation charges on US fixed-term fund management agreements.

New Europe Division

In Q2 2006 UniCredit's 'pre-combination' New Europe Division posted net profit for the period of €201 million representing an increase of 14% at constant exchange rates (14.9% at historical exchange rates) over Q2 2005. H1 2006 net profit totalled €405 million (up by 11.9% at constant exchange rates and by 15.1% at historical exchange rates over H1 2005).

(€ million)

PROFIT AND LOSS ACCOUNT

NEW EUROPE DIVISION	FIRST HALF 2006	FIRST HALF 2005 PRO-FORMA	CHANGE ACTUAL	CHANGE AT CONSTANT EXCH. RATES	PRO-FORMA QUARTERS Q2 '06	PRO-FORMA QUARTERS Q1 '06	PRO-FORMA QUARTERS Q2 '05	CHANGE Q2 '06 OVER Q2 '05 ACTUAL	CHANGE Q2 '06 OVER Q2 '05 AT CONSTANT EXCH. RATES
Net interest income	764	714	+ 7.0%	+ 4.4%	379	385	364	+ 4.1%	+ 4.2%
Net trading, hedging and fair value income	58	94	- 38.3%	- 40.9%	33	25	45	- 26.7%	- 31.1%
Commissions and other net income	459	355	+ 29.3%	+ 25.6%	231	228	183	+ 26.2%	+ 25.7%
TOTAL REVENUES	**1,281**	**1,163**	**+ 10.1%**	**+ 7.2%**	**643**	**638**	**592**	**+ 8.6%**	**+ 8.1%**
Payroll costs	-346	-318	+ 8.8%	+ 5.5%	-170	-176	-163	+ 4.3%	+ 3.8%
Other expenses, amortisation and depreciation	-359	-331	+ 8.5%	+ 5.9%	-181	-178	-170	+ 6.5%	+-6.6%
Operating costs	**-705**	**-649**	**+ 8.6%**	**+ 5.7%**	**-351**	**-354**	**-333**	**+ 5.4%**	**+ 5.2%**
OPERATING PROFIT	**576**	**514**	**+ 12.1%**	**+ 9.1%**	**292**	**284**	**259**	**+ 12.7%**	**+ 11.8%**
Net write-downs of loans	-60	-90	- 33.3%	- 36.4%	-25	-35	-52	- 51.9%	- 53.8%
Net income from investments	25	25	-	- 4.2%	11	14	12	- 8.3%	- 8.3%
Provisions for risks and charges and other items	-35	-7	..	..	-29	-6	-3	..	..
PROFIT BEFORE TAX	**506**	**442**	**+ 14.5%**	**+ 11.3%**	**249**	**257**	**216**	**+ 15.3%**	**+ 14.2%**
Income tax for the period	-101	-90	+ 12.2%	+ 9.1%	-48	-53	-41	+ 17.1%	+ 14.6%
NET PROFIT FOR THE PERIOD	**405**	**352**	**+ 15.1%**	**+ 11.9%**	**201**	**204**	**175**	**+ 14.9%**	**+ 14.0%**

PROFITABILITY RATIO

	FIRST HALF 2006	FIRST HALF 2005 PRO-FORMA	Q2 '06	Q1 '06	Q2 '05
Cost/Income	**55.0%**	**55.8%**	**54.6%**	**55.5%**	**56.3%**

The Division's results were driven by total revenues, which totalled €643 million in Q2 2006 representing an increase of 8.1% at constant exchange rates over Q2 2005. H1 total revenues reached €1,281 million, an increase of 7.2% at constant exchange rates over H1 2005. These increases were due to:

- net interest income, which rose by 4.2% yoy in Q2 2006 and by 4.4% yoy in H1 2006 at constant exchange rates. This was primarily due to excellent growth in loan volume (loans to customers were up by 25.1% at constant exchange rates) and in deposits (direct deposits including customer deposits and securities in issue were up by 16.3%) in all the Division's banks;

- excellent performance in the area of fees and other net income which rose by 25% at constant exchange rates over the corresponding period, in both Q2 and H1. This was mainly due to the banks' effective sales policies;
- a reduction in net trading, hedging and fair value income which in Q2 2005 dropped by 31.1% at constant exchange rates year-on-year and by 40.9% in H1 2006. Over one third of this decrease was offset by a corresponding increase in net interest income, while the remainder was primarily due to significant exchange gains generated in the corresponding period of the previous year.

Operating costs rose by 5.2% yoy in Q2 and by 5.7% in H1 2006 at constant exchange rates. More specifically, and again yoy and at constant exchange rates, other expenses, depreciation and amortisation rose by 6.6% in Q2 and by 5.9% for H1 2006 while payroll costs were up by 3.8% in Q2 and by 5.5% in H1 2006 due primarily to salary adjustments between the two banks being merged in Turkey.

In terms of efficiency, the cost/income ratio was 55.0% in H1 2006 an improvement over H1 2005 (55.8%).

Operating profit for the entire Division was €292 million in Q2 representing an increase of 11.8% at constant exchange rates and 12.7% at historical exchange rates over Q2 2005. Operating profit totalled €576 million for H1 2006 (up by 9.1% at constant exchange rates and by 12.1% at historical exchange rates over H1 2005).

Sound credit risk controls and effective loan recovery measures translated into a 53.8% reduction in net write-downs of loans in Q2 and a reduction of 36.4% for H1 2006 from H1 2005, with continual improvements in loan quality.

The Division's positive performance was driven by all the Division's major banks, and in particular:
- Pekao Bank reported a 21% increase in net profit for the period at constant exchange rates over H1 2005. This increase was mainly driven by total revenues, stable operating costs and declining write-downs of loans;
- Zagrebačka Banka reported a 35% increase in net profit for the period at constant exchange rates over H1 2005. The increase was primarily due to lower write-downs of loans and slightly higher total revenues and operating costs;
- finally, Koç Financial Services, the 50-50 joint venture with the Koç Industrial Group, reported a slight increase in net profit for the period (up by 2% at constant exchange rates over the previous year) despite the unfavourable macroeconomic environment during Q2 and higher expenses associated with the integration project.

BALANCE SHEET FIGURES AND ASSET QUALITY

As at 30 June 2006 the Division's loans to customers totalled €22,030 million representing an increase of 25.1% at constant exchange rates 30 June 2005. This was due to a major sales effort in all the Division's banks.

Direct deposits totalled €30,504 million, a 16.3% improvement over 30 June 2005, and primarily at major banks. Assets under management also grew, not least as a result of a net inflow in funds.

The contribution to growth came from all of the banks in the Group, but in particular from the Koç Financial Services Group (loans to customers and direct deposits rose by 60% and 48% respectively over June 2005 at constant exchange rates) and from the Zagrebačka group (loans to customers and direct deposits rose by 19% and 10.7% respectively over June 2005). The Pekao Group also reported an excellent performance (loans to customers and direct deposits rose by 8.8% and 8.5% respectively over June 2005).

The loan to deposit ratio stood at 72%, representing an increase over 30 June 2005 (67%).

(€ million)

MAIN BALANCE SHEET ITEMS

	AMOUNTS AS AT				CHANGE OVER 31.12.2005		CHANGE OVER 30.06.2005 PRO-FORMA	
NEW EUROPE DIVISION	30.06.2006	31.03.2006	31.12.2005	30.06.2005 PRO-FORMA	ACTUAL	AT CONSTANT EXCH. RATES	ACTUAL	AT CONSTANT EXCH. RATES
Loans and receivables with customers	**22,030**	**21,035**	**20,875**	**18,401**	**+ 5.5%**	**+ 12.6%**	**+ 19.7%**	**+ 25.1%**
- Pekao Group	7,370	7,419	7,507	6,799	- 1.8%	+ 3.1%	+ 8.4%	+ 8.8%
- Zagrebačka Banka Group	6,099	5,714	5,505	5,087	+ 10.8%	+ 9.0%	+ 19.9%	+ 18.9%
- Koç Finansal Hizmetler Group	5,176	4,724	4,881	3,974	+ 6.0%	+ 32.7%	+ 30.2%	+ 60.6%
- Other companies [1]	3,385	3,178	2,982	2,541	+ 13.5%	+ 12.8%	+ 33.2%	+ 31.1%
Deposits from customers and debt securities in issue	**30,504**	**29,169**	**29,577**	**27,313**	**+ 3.1%**	**+ 9.9%**	**+ 11.7%**	**+ 16.3%**
- Pekao Group	12,291	12,292	12,129	11,375	+ 1.3%	+ 6.4%	+ 8.1%	+ 8.5%
- Zagrebačka Banka Group	7,185	6,880	6,937	6,436	+ 3.6%	+ 2.0%	+ 11.6%	+ 10.7%
- Koç Finansal Hizmetler Group	6,663	5,848	6,407	5,512	+ 4.0%	+ 29.5%	+ 20.9%	+ 48.5%
- Other companies [1]	4,365	4,149	4,104	3,990	+ 6.4%	+ 5.9%	+ 9.4%	+ 7.3%

1. Includes infradivisional eliminations.

There was also a clear improvement in the ratio of impaired debts to total loans to customers which was 4.34% compared to 4.89% at the end of 2005.

STAFF AND BRANCHES

At 30 June 2006 there was a total of 33,317 employees (full time equivalent), a reduction of 212 employees from June 2005, this despite the fact that 15 branches were added to the distribution network. The increase of 452 employees since December 2005 was due to seasonal workers at companies in the holiday sector owned by Zagrebačka Banka. Excluding these seasonal workers, there was a reduction of 262 employees in H1 2006.

HypoVereinsbank (HVB) and Bank Austria Creditanstalt (BA-CA) Results

HVB Results

HVB Group continued the improvement in operating performance in the first half of 2006: Profit before tax almost tripled to €2,677 million compared to the same period of 2005. The H1 2006 result was positively influenced by a €669m gain on disposal of HVB Splitska banka, which was part of the BACA subgroup, but, even adjusted for this one-off effect, profit before tax was twice the H1 2005 result.

Profit before tax increased by 47.6 % in the second quarter of 2006 due to the mentioned disposal gain, reaching €1,596 million. Adjusted for this one-off effect HVB group achieved Q2 profit before tax of €927 million and follows on from the excellent Q1 2006 result (profit before tax of €1,081 million), which was affected by the exceptionally strong net trading, hedging and fair value income due to a favourable capital market environment.

Total revenues increased by 23.4 % versus H1 2005 and fell by only 6.3 % as against Q1 2006. The main factor contributing to this performance was exceptionally strong net trading, hedging and fair value income of €799 million in the first six months (178.4 % ahead of last year's figure and, even adjusted for first-time consolidation and FX effects, 157.1 % above last year's figure). The slight fall in total revenues in Q2 2006 versus Q1 2006 was also due to net trading, hedging and fair value income, amounting to €311 million in the second quarter versus the excellent €488 million in the first quarter due to a favourable capital market environment. This decrease was partly offset by an increase in dividends and other income from equity investments, which was twice the Q1 figure.

The growing momentum in net commission income proved sustainable in H1 2006: net commission income increased by 25.2 % over H1 2005;

Significant contributions to profit before tax by each of the individual operating business segments:

- Germany €484 million
- Austria and CEE €1346 million (adjusted for the gain on disposal of HVB Splitska banka)
- Corporates & Markets €933 million.

PROFIT AND LOSS ACCOUNT

Net interest income improved by €88 million, or 3.2 %, over H1 2005, mainly as a result of the effects of initial consolidation and positive performance in the CEE countries, where all country groups exceeded the H1 2005 figures. HVB Group thus more than offset the impact of an intentional strategic volume reduction in our Real Estate Restructuring segment, together with declining volumes in the Germany business segment arising from the further acceleration of risk-adjusted pricing.

Dividends and other income from equity investments in H1 2006 were 6.1% above the H1 2005 figure. Compared to the previous quarter, Q2 2006 dividends and other income from equity investments doubled due to the fact that dividend income usually peaks in the second quarter; accordingly there is only a slight increase in quarter to quarter comparison with the Q2 (up by 3.8%).

At € 3,123 million, net interest income exceeded the H1 2005 figure by 3.4%.

Net commission income rose by an impressive 25.2% to €1,880 million, partly as a result of much higher contributions from our securities and depositary business. In particular, sales of innovative

(€ million)

PROFIT AND LOSS ACCOUNT [1]

	FIRST HALF		CHANGE		QUARTERLY TREND			CHANGE Q2 '06 OVER Q2 '05	
HVB GROUP	2006	2005	ACTUAL	ADJUSTED [2]	Q2 '06	Q1 '06	Q2 '05	ACTUAL	ADJUSTED [2]
Net interest	2,880	2,792	+ 3.2%	- 1.8%	1,416	1,464	1,424	- 0.6%	- 4.4%
Dividends and other income from equity investments	243	229	+ 6.1%	+ 3.5%	162	81	156	+ 3.8%	+ 1.9%
Net interest income	**3,123**	**3,021**	**+ 3.4%**	**- 1.4%**	**1,578**	**1,545**	**1,580**	**- 0.1%**	**- 3.8%**
Net fees and commissions	1,880	1,502	+ 25.2%	+ 19.5%	917	963	754	+ 21.6%	+ 15.1%
Net trading, hedging and fair value income	799	287	+ 178.4%	+ 157.1%	311	488	-6	n.s.	n.s.
Other net income	64	-58	n.s.	n.s.	31	33	-25	n.s.	n.s.
Net non-interest income	**2,743**	**1,731**	**+ 58.5%**	**+ 46.2%**	**1,259**	**1,484**	**723**	**+ 74.1%**	**+ 60.2%**
TOTAL REVENUES	**5,866**	**4,752**	**+ 23.4%**	**+ 15.9%**	**2,837**	**3,029**	**2,303**	**+ 23.2%**	**+ 16.3%**
Payroll costs	-1,987	-1,790	+ 11.0%	+ 5.8%	-997	-990	-896	+ 11.3%	+ 5.9%
Other expenses, amortisation and depreciation	-1,356	-1,448	- 6.4%	- 13.0%	-645	-711	-732	- 11.9%	- 17.9%
Operating costs	**-3,343**	**-3,238**	**+ 3.2%**	**- 2.6%**	**-1,642**	**-1,701**	**-1,628**	**+ 0.9%**	**- 4.8%**
OPERATING PROFIT	**2,523**	**1,514**	**+ 66.6%**	**+ 55.5%**	**1,195**	**1,328**	**675**	**+ 77.0%**	**+ 67.1%**
Provisions for risks and charges	-50	1	n.s.	n.s.	-26	-24	31	n.s.	n.s.
Net write-downs of loans	-618	-648	- 4.6%	- 6.9%	-296	-322	-334	- 11.4%	- 12.0%
Restructuring costs	-6	-	n.s.	n.s.	-6	-	-	n.s.	n.s.
Net income from investments	828	104	n.s.	n.s.	729	99	33	n.s.	n.s.
PROFIT BEFORE TAX	**2,677**	**971**	**+ 175.7%**	**+ 160.8%**	**1,596**	**1,081**	**405**	**+ 294.1%**	**+ 277.8%**
Income tax for the period	-507	-267	+ 89.9%	+ 85.4%	-224	-283	-106	+ 111.3%	+ 107.5%
NET PROFIT FOR THE PERIOD	**2,170**	**704**	**+ 208.2%**	**+ 189.3%**	**1,372**	**798**	**299**	**+ 358.9%**	**+ 338.1%**
Minorities	-464	-138	+ 236.2%	+ 199.3%	-317	-147	-69	+ 359.4%	+ 337.7%
NET PROFIT ATTRIBUTABLE TO HVB GROUP	**1,706**	**566**	**+ 201.4%**	**+ 186.9%**	**1,055**	**651**	**230**	**+ 358.7%**	**+ 338.3%**

PROFITABILITY RATIO

	2006	2005	Q2 '06	Q1 '06	Q2 '05
Cost/Income	**57.0%**	**68.1%**	**57.9%**	**56.2%**	**70.7%**

1. Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income. Q1 2006 HVB Group temporary staff costs (€14 million), formerly included in Other administrative expenses, have been reclassified into Payroll costs.
2. Adjusted for first-time consolidation effects and exchange differences.

financial products like HVB Best of Fonds helped to boost earnings. All other service activities also performed strongly.

In a favourable capital market environment, especially in the first quarter, trading profit reached a strong result of € 799 million for H1 2006. This is 178.4% over the previous year's figure of €287 million. Adjusted for first-time consolidation and FX effects trading result exceed last years result by 157.1%. Both, profits from equity contracts and contribution from interest rate and currency contracts increased in the process.
Compared to the excellent Q1 2006 result of €488 million in a favourable capital market environment, Q2 2006 net trading, hedging and fair value income fell to €311 million, but compared to Q2 2005 the Q2 result was up by €317 million.

HVB Group's operating costs rose by 3,2%, to € 3.343 million, primarily as a result of the effects of initial consolidation and higher provisions for profit-related bonus payments in the Corporates and Markets segment. Adjusted for initial consolidation and currency effects, operating costs are 2.6 % below the first half of 2005. The fall in other expenses, amortisation and depreciation more than offset the slight increase in adjusted Payroll costs.

The cost-income ratio (total revenues to operating costs) has markedly improved by 11.1% from 68.1 % at June 30, 2005 to 57.0 % on the back of the strong rise in operating revenues.

On a yoy comparison, net write-downs of loans fell by 4.6 %; adjusted for initial consolidation and currency effects there is a decrease of 6.9%. We expect net write-downs of loans and provisions for guarantees and commitments for the full year 2006 to be on a similar level to that of 2005 (adjusted for additional provisions on loans and advances of €147 million in Q4 2005), with a total amount of around €1.3 billion.

At €828 million, net income from investments was ahead of the H1 2005 figure of €104m. This strong result was considerably boosted by the gain on disposal of HVB Splitska banka of €669 million and a gain of €55 million realised on the reduction of our shareholding in Babcock & Brown Limited.

At €2,677 million, profit before tax is almost three times as high as the corresponding figure at this point last year. Adjusted for the disposal gain of HVB Splitska banka net income before tax (€ 2,008 million) is twice the result for H1 2005.

After deducting income tax for the period of €507 million and minority interests of €464 million, we generated net profit of €1,706 million, which is more than three times the corresponding figure for the first half of 2005. Even adjusted for the disposal gain of HVB Splitska banka, the HVB Group's results are twice as high as in the same period of the previous year.

BA-CA Results

After strong performance in the first three months of 2006, Bank Austria Creditanstalt continued its well-balanced upward trend in the second quarter. Earnings improved further across all divisions as the provisioning charge declined and costs remained stable.

The main trends were:

- consolidated net income for Q2 2006 up by 325% yoy to €1,015m; adjusted for one-off income, it rose by 38% to €331m;
- balanced structure of business: CEE accounts for 45% of the bank's operating profit, Austrian customer business contributes 42% and the International Markets Segment 13%;
- with the closing of the sale of HVB Splitska banka d.d., Split, at the end of June, a capital gain of € 684 m deconsolidation effects was realised; the capital gain is included in net income from investments and will be reinvested in BA-CA;
- integration into the UniCredit Group is fully under way. As announced previously, the CEE business segment will undergo a number of far-reaching changes. With the forthcoming Group-internal sale of Bank BPH in Poland, we have complied with the agreements made with the Polish government. Swift implementation of the holding company function for UniCredit Group's entire CEE business except Poland will significantly extend the perimeter of BA-CA's operations while also giving the bank, in the envisaged target structure, a new dimension as market leader by a wide margin.

PROFIT AND LOSS ACCOUNT

Among the various income components, core net interest income showed moderate growth (up by 5% yoy), matching the increase seen in Q1 2006. Core net interest income generated in Austrian customer business remained at the previous year's level, showing a slight qoq improvement; so volume growth in this segment did not offset the squeeze on lending spreads. In CEE core net interest income grew by 20% yoy. Income from equity investments was 36% lower than in the previous year; this may partly be explained by the fact that a number of subsidiaries previously accounted for under the equity method were consolidated. Overall, net interest income, comprising core net interest income and income from equity investments, totalled €666m, an increase of €33m or 5% over Q1 2006. In the first six months of 2006 net interest income reached €1,299m, 3.4% more than a year ago.

Net fees and commissions continued to rise strongly from H1 2005 to H1 2006, by €203m or 30%, to € 870 m. The result in Q2 2006 was €455m, a 10% increase over Q1 2006 and 36% over Q2 2005; the favourable trend continued in all regions and divisions. The uncertainty among investors after the market slump in risk-intensive segments from the middle of May onwards resulted in a net outflow in the area of fund products, an effect which was most recently reversed through new structured products, especially the new R.I.CH. AsiaGarantie 6/2013. In the first half of 2006, BA-CA's asset management companies recorded an overall net inflow of € 1.7 bn, 12% more than in the previous year. At the end of June 2006, BA-CA's asset management units had €34.6bn in assets under management, 3.3% more than at year-end 2005. In CEE, net fee and commission

income increased substantially, once again underlining the progress in market penetration with modern banking products and the importance of classic banking services: net fee and commission income generated by BA-CA's CEE subsidiaries grew by € 99 m or 44% (new EU member states saw a 37% increase, of which Poland accounted for 47% and SEE 73%).

(€ million)

PROFIT AND LOSS ACCOUNT [1]

	FIRST HALF		CHANGE		QUARTERLY TREND			CHANGE Q2 '06 OVER Q2 '05	
BA-CA GROUP [2]	2006	2005	ACTUAL	ADJUSTED [3]	Q2 '06	Q1 '06	Q2 '05	ACTUAL	ADJUSTED [3]
Net interest	1,202	1,130	+ 6.4%	+ 1.1%	603	599	576	+ 4.7%	- 0.5%
Dividends and other income from equity investments	97	126	- 23.0%	- 22.8%	63	34	98	- 35.7%	- 34.7%
Net interest income	**1,299**	**1,256**	**+ 3.4%**	**- 1.3%**	**666**	**633**	**674**	**- 1.2%**	**- 5.5%**
Net fees and commissions	870	667	+ 30.4%	+ 20.6%	455	415	335	+ 35.8%	+ 23.0%
Net trading, hedging and fair value income	260	129	+ 101.6%	+ 92.2%	94	166	45	+ 108.9%	+ 95.5%
Other net income	23	-2	n.s.	n.s.	16	7	2	n.s.	n.s.
Net non-interest income	**1,153**	**794**	**+ 45.2%**	**+ 35.0%**	**565**	**588**	**382**	**+ 47.9%**	**+ 34.7%**
TOTAL REVENUES	**2,452**	**2,050**	**+ 19.6%**	**+ 12.7%**	**1,231**	**1,221**	**1,056**	**+ 16.6%**	**+ 9.0%**
Payroll costs	-805	-709	+ 13.5%	+ 4.9%	-404	-401	-354	+ 14.1%	+ 4.1%
Other expenses, amortisation and depreciation	-597	-575	+ 3.8%	- 4.4%	-299	-298	-287	+ 4.2%	- 5.4%
Operating costs	**-1,402**	**-1,284**	**+ 9.2%**	**+ 0.7%**	**-703**	**-699**	**-641**	**+ 9.7%**	**- 0.2%**
OPERATING PROFIT	**1,050**	**766**	**+ 37.1%**	**+ 32.8%**	**528**	**522**	**415**	**+ 27.2%**	**+ 23.2%**
Provisions for risks and charges	-3	24	n.s.	n.s.	-1	-2	30	n.s.	n.s.
Net write-downs of loans	-195	-230	- 15.2%	- 17.8%	-87	-108	-127	- 31.5%	- 30.4%
Integration costs	-3	-	n.s.	n.s.	-3	-	-	n.s.	n.s.
Net income from investments	706	45	n.s.	n.s.	697	9	6	n.s.	n.s.
PROFIT BEFORE TAX	**1,555**	**605**	**+ 157.0%**	**+ 151.5%**	**1,134**	**421**	**324**	**+ 250.0%**	**+ 242.9%**
Income tax for the period	-164	-116	+ 41.4%	+ 41.7%	-84	-80	-63	+ 33.3%	+ 37.3%
NET PROFIT FOR THE PERIOD	**1,391**	**489**	**+ 184.5%**	**+ 177.5%**	**1,050**	**341**	**261**	**+ 302.3%**	**+ 292.5%**
Minorities	-69	-42	+ 64.3%	+ 48.0%	-35	-34	-22	+ 59.1%	+ 43.0%
NET PROFIT ATTRIBUTABLE TO BA-CA GROUP	**1,322**	**447**	**+ 195.7%**	**+ 189.7%**	**1,015**	**307**	**239**	**+ 324.7%**	**+ 315.4%**

PROFITABILITY RATIO

	2006	2005			Q2 '06	Q1 '06	Q2 '05		
Cost/Income	**57.2%**	**62.6%**			**57.1%**	**57.2%**	**60.7%**		

1. Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income. Q1 2006 HVB Group temporary staff costs (€14 million), formerly included in Other administrative expenses, have been reclassified into Payroll costs.
2. As consolidated by HVB.
3. Adjusted for first-time consolidation effects and exchange differences.

The net trading result more than doubled in H1 2006 compared with the same period of the previous year, reaching €260m on account of the record figure for Q1 2006 and a Q2 result that was far above average. Despite the slump in financial markets from mid-May to mid-June, our financial market teams in Vienna, London and our CEE subsidiaries (whose activities are co-ordinated from Vienna) achieved a net trading result of €94m in Q2 2006, which was far above the quarterly average of the previous year; as was to be expected, the figure for Q2 2006 fell short of the excellent net trading result generated in the first quarter (€166m). The steady trend in results is due to the diversification and professional handling of trading activities, and to customer business, whose expansion is a strategic priority.

The second quarter saw a large number of new issues in the equity and bond markets. CA IB placed major capital increases in the real estate sector (Conwert, Immofinanz, Immoeast, Poland's GTC) with international investors. In Austria, CA IB lead-managed the stock exchange listing of Polytec, a manufacturer of automotive components, and of Zumtobel, a supplier of lighting solutions. In Turkey, CA IB was involved in the stock market listing of Coca Cola Icecek, and in Georgia it lead-managed Bank of Georgia's capital increase. BA-CA's Fixed Income team managed corporate bond issues for Christ Water Technologies, for Andritz, an engineering company, and for the construction company PORR, which launched a euro bond and a CZK-denominated bond.

Operating costs increased by 9.2% in H1 2006 over H1 2005 reaching €1,402m. On a qoq basis, they rose by only 0.6% from Q1 to Q2 2006, but were 10% higher than in the same period of the previous year. We further reduced the cost/income ratio in Austria and in CEE; cost growth in Austria (including INM) was less than one-third of the increase in operating revenues; if several subsidiaries had not been consolidated, which became necessary due to the expansion of business (including CA IB subsidiaries in the Large Corporates and Real Estate segment and in the International Markets segment), costs would have declined. Operating costs in CEE were 29% higher than in the same period of the previous year. The cost/income ratio of our subsidiaries in the new EU member states was 46%, down by 4 percentage points from the mid-2005 level; measures to enhance efficiency in Poland and in the Czech Republic made a significant contribution to this improvement. In SEE, the cost/income ratio rose slightly, from 53.5% to 54.3% as various integration projects are in their early stages.

In the first six month of 2006, operating profit rose by €284m or 37% to €1,050m, reflecting a strong improvement in operating performance, with more or less equal contributions to this growth by all business segments. From the high level already attained in the first quarter of 2006, operating profit rose further: At €528m in the second quarter of 2006, it was 1% higher than in the preceding quarter and 27% up on the same period of the previous year. Contributions to this growth came from the three segments of Austrian customer business and from the CEE segment, which improved their operating revenues by 32% and 14% respectively compared with the preceding quarter.

In the first half of 2006, the provisioning charge * declined slightly. Bank Austria Creditanstalt

* Net write-downs on loans and provisions for risks and charges

continued to reduce the provisioning charge in Q2 2006 compared with the preceding quarter. In CEE, the cost of risk declined although business volume expanded. The main contribution to the reduction of the provisioning charge came from successful credit risk and portfolio management in business with Austrian companies, which more than offset the persistent strain on results from retail banking: for the first time the number of insolvencies of private individuals in Austria exceeded the number of business insolvencies, with an increase of 15% in the first six months of 2006 and it continues to rise. The risk/earnings ratio (provisioning charge expressed as a percentage of net interest income) fell from 17.4% in Q1 2006 to 13.2% in Q2 2006.

Net income form investments reached €697m, boosted by the one-off gain on disposal of HVB Splitska banka amounting to € 684 m at BA-CA group level. As mentioned in the 2005 Annual Report, the sale was effected to comply with merger control requirements specified by Croatia's supervisory authority in view of the fact that Zagrebačka banka, a member of UniCredit Group, is the clear number 1 bank in Croatia. The capital gain reflects BA-CA's successful efforts to build operations and create value in Croatia.

Outlook

World economic growth remained strong despite the relative slowdown under way in the United States, which was anticipated after a three-year period of average growth rates exceeding 3.5%. Japan also seems to have finally overcome its long deflationary period, while in the euro zone the recovery which has been under way for more than a half year continues to strengthen. However, sharp increases in oil prices and geopolitical tensions make the situation more uncertain than a few months ago, as reflected in the losses in equity markets during the second quarter. In this macroeconomic scenario, we believe that the ECB may continue its moderately restrictive direction over the summer with a new hike of 25 basis points in the policy rate (currently at 2.75%) to prevent pressure on prices.

In general, factors driving bank profitability in 2006 appear to be in a positive position. In particular, we anticipate that net interest income will continue to grow thanks to growth in volume, which is turning out to be stronger than anticipated in Italy and Austria, but also in Germany. The spread of bank interest rates should resume its positive contribution to the growth in net interest income. In Italy, in particular, the spread has already started to widen, while in Austria and Germany the downward trend of past years seems to have been broken. On the other hand, in the area of revenues, as a result of the instability seen in major financial markets, a relative slowdown may occur especially after the exceptional growth reported in Q1 2006 in the banking sector in the euro zone, particularly in Italy, Austria and Germany. On the whole, total revenues for the banking sector in these three countries should grow during the year on a largely upward trend after the strong recovery in 2005.

Based on the above scenario, the Group's implementation of the strategies defined in the Three-Year Plan that was recently presented to the market should allow it to achieve the goals set for the period confirming expectations of sales and profit growth on the basis of the excellent results achieved during H1 2006.

Milan, 4 August 2006

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO

Further Information

The consolidated quarterly report as at 30 June 2006, which is presented in reclassified form, was prepared under IFRS. This information is provided, as prescribed by Article 82 of the CONSOB Issuers Regulation, in accordance with Annex 3D thereof.

For consolidation purposes, the Accounts as at 30 June 2006 of the Parent Company and subsidiaries were used and were properly reclassified and adjusted to take into account consolidation requirements, and modified as necessary to bring them into line with Group accounting principles. In respect of the HVB Group, consolidated accounts have been used.

The quarter under review was considered as a separate period, and thus the profit and loss account reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period. In those cases in which the accounts did not fully reflect the reporting of items on an accruals basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

All intercompany balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to net other income/expenses.

This quarterly report is not audited by the external auditors

Creative concept: Draft Italy

Graphic Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

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August 2006


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RECEIVED
2006 SEP 26 P 12:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

September7, 2006

* Filing No. : 82-3857

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed documents that LG Electronics Inc. (formerly Goldstar Co., Ltd.) is required to file with the U.S. Securities and Exchange Commission.

Further, we will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact Global Finance Group of LG Electronics at (822) 3777-3736.

Sincerely yours,

Wonjung Kim
Manager
Global Finance Group

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

September7, 2006

* Filing No. : 82-3857

Dear Mr. Dudek,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed documents that LG Electronics Inc. (formerly Goldstar Co., Ltd.) is required to file with the U.S. Securities and Exchange Commission.

Further, we will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact Global Finance Group of LG Electronics at (822) 3777-3736.

Sincerely yours,

Wonjung Kim
Manager
Global Finance Group

CONTENTS

I. The Company's Issuance of Bonds

LG Electronics Inc.
Documents Released by LG Electronics Inc.
Since May, 2006 and
Furnished to the SEC Under Rule 12g3-2(b)

Report to KFSC

Registration statements/
Prospectus for the Company's
issue of the following securities
by Public Offering

NO NEW DEBENTURES ISSUED

II. Public Announcements

Reports to KSE and London Stock Exchange

Direct public announcement &
Report of the contents of
direct public announcement

1Q 2006 Results Report	May 15, 2006
2Q 2005 Results Report	August 14, 2006

1Q 2006 Results Report

(Billions of KRW)	2006 1Q	2005 4Q	2005 3Q
Sales	5,800	6,182	6,018
Gross Profit	1,382	1,611	1,608
Operating Income	191	211	280
Ordinary Income	182	321	128
Net Income	151	312	157

- *These 1st quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website* : *http://dart.fss.or.kr/dart/Viewer?type=frm&rcpNo=20060515002902&maximize=on*

2Q 2006 Results Report

(Billions of KRW)

	2006 2Q	2006 1Q	2005 4Q
Sales	5,796	5,800	6,182
Gross Profit	1,394	1,382	1,611
Operating Income	190	191	211
Ordinary Income	-10	182	321
Net Income	-10	151	312

- *These 2nd quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://dart.fss.or.kr/dart/Viewer?type=frm&rcpNo=20060814000621&maximize=on*

Ⅲ. Review Report for 2006

- Please find non-consolidated 2 half review report enclosed. -

US SEC regulation 144A 에 따르면, GDR 을 발행하여 미국 내 투자자 (Qualified Institutional Buyers 로 define)들에게 Sale 한(하는) 기업은 "Rule 12g3-2(b)"에 의거하여 반기에 한번씩 다음과 같은 사항을 US SEC 로 Filing 하게 되어 있음.

1. 원화/외화 사채발행 사항
2. 영문공시사항
3. 첨부 : 검토보고서

Corporate Reporting

Companies with more than $10 million in assets whose securities are held by more than 500 owners must file annual and other periodic reports. These reports are available to the public through the SEC's EDGAR database.

Filing No. : 82-3857


LG Electronics

September, 2006